Sun Life

Q1

2021

SHAREHOLDERS' REPORT

SUN LIFE FINANCIAL INC.

For the period ended
March 31, 2021

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 3 cents per share. Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to AST Trust Company (Canada).
For more information call AST Trust Company (Canada) at 1 877 224-1760.

Sun Life Reports First Quarter 2021 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2021 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2021, prepared in accordance with International Financial Reporting Standards ("IFRS"), which are available on www.sunlife.com under Investors – Financial results and reports. Additional information relating to SLF Inc. is available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (May 5, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the first quarter ended March 31, 2021. First quarter reported net income was $937 million and underlying net income(1) was $850 million.

"Sun Life had a strong first quarter with growth across each of our four Pillars," said Dean Connor, CEO of Sun Life. "The pandemic continues to significantly impact the lives of people around the world. Sun Life's employees and advisors are going the extra mile to serve our Clients at a time when they need us the most. We continue to invest in future growth, and, after the quarter end, announced our agreement to acquire Pinnacle Care International, Inc., a leading U.S. health care navigation and medical intelligence provider that will complement our stop-loss and health business."

"This quarter, we advanced our strategic priorities of sustainability and digital innovation. We announced new sustainability and climate change commitments including our intention to invest an additional $20 billion in sustainable investments over the next five years and to achieve carbon neutral business operations starting this year," said Kevin Strain, President of Sun Life. "We enhanced the Client experience through investments in digital tools such as SunCanvas, a scalable virtual solution introduced in the Philippines and Indonesia, enabling a stronger virtual connection between advisors and Clients. We also continue to execute on our digital strategy, enabling more agile operations and bringing business and technology closer in the way we work."

	Quarterly results
Profitability	Q1'21	Q1'20
Reported net income ($ millions)	937	391
Underlying net income ($ millions)(1)	850	770
Reported EPS ($)(2)	1.59	0.67
Underlying EPS ($)(1)(2)	1.45	1.31
Reported return on equity ("ROE")(1)	16.9%	7.2%
Underlying ROE(1)	15.3%	14.2%

Growth	Q1'21	Q1'20
Insurance sales ($ millions)(1)	730	776
Wealth sales ($ millions)(1)(3)	65,962	59,904
Value of new business ("VNB") ($ millions)(1)(4)	278	253
Assets under management ("AUM") ($ billions)(1)(3)	1,304	1,031

Financial Strength	Q1'21	Q4'20
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	141%	147%
Sun Life Assurance(6)	124%	127%
Financial leverage ratio (at period end)(1)	22.7%	23.5%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended March 31, 2021 ("Q1 2021 MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(4)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see the Non-IFRS Financial Measures section in this document.
(5)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in the Q1 2021 MD&A.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
EARNINGS NEWS RELEASE Sun Life Financial Inc. First Quarter 2021 1

Financial and Operational Highlights - Quarterly Comparison (Q1 2021 vs. Q1 2020)
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)(2)
	Q1'21	Q1'20	change	Q1'21	Q1'20	change	Q1'21	Q1'20	change	Q1'21	Q1'20	change
Canada	405	(42)	nm(3)	285	256	11%	233	295	(21)%	4,435	5,629	(21)%
U.S.	211	164	29%	171	161	6%	154	163	(6)%	—	—	—
Asset Management	230	239	(4)%	291	242	20%	—	—	—	58,231	51,954	12%
Asia	198	100	98%	159	155	3%	343	318	8%	3,296	2,321	42%
Corporate	(107)	(70)	nm(3)	(56)	(44)	nm(3)	—	—	—	—	—	—
Total	937	391	140%	850	770	10%	730	776	(6)%	65,962	59,904	10%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q1 2021 MD&A.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(3)Not meaningful.

Reported net income was $937 million in the first quarter of 2021, an increase of $546 million compared to the same period in 2020, driven by favourable market-related impacts, reflecting favourable equity markets and interest rate changes, partially offset by unfavourable credit spread movements. This was partially offset by higher fair value adjustments on MFS's share-based payment awards(1) and higher restructuring costs. An after-tax restructuring charge of $57 million was recorded in the first quarter of 2021 that related to our strategy for our workspace and redefining the role of the office. Underlying net income was $850 million, an increase of $80 million or 10%, driven by business growth, favourable morbidity experience in the U.S. and favourable credit experience in Canada, partially offset by lower investing activity gains in Canada and the U.S. During the first quarter of 2021, the impacts of foreign exchange translation decreased reported net income and underlying net income by $33 million and $31 million, respectively. Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 16.9% in the first quarter of 2021, compared to 7.2% in the same period last year. Underlying ROE was 15.3%, compared to 14.2% in the first quarter of 2020.

SLF Inc. ended the quarter with a LICAT ratio of 141%. Sun Life ended the quarter with $2.3 billion in cash and other liquid assets.

A leader in insurance and wealth solutions in our Canadian Home Market
Canada’s reported net income was $405 million in the first quarter of 2021 compared to a reported net loss of $42 million in the same period in 2020, driven by favourable market-related impacts, predominantly from equity markets. Interest rate impacts were in line with the prior year in aggregate, as favourable impacts of interest rate changes were offset by credit spread and swap spread movements. Underlying net income was $285 million, an increase of $29 million or 11%, driven by favourable credit experience, business growth, gains on the initial public offering of Dialogue(2) of $9 million and favourable mortality experience. These factors were partially offset by lower investing activity gains and unfavourable morbidity experience.

Canada insurance sales were $233 million in the first quarter of 2021, a decrease of $62 million or 21% compared to the same period in 2020, reflecting lower sales in Group Benefits ("GB"), partially offset by higher individual insurance sales. Canada wealth sales were $4.4 billion, a decrease of $1.2 billion or 21%, driven by higher retained sales in the large case market in the prior year in Group Retirement Services ("GRS"), partially offset by increased mutual fund sales and higher Sun GIF(3) product sales.

We continue to accelerate our digital journey to make it easier for Clients to do business with us, as we execute on our Purpose of helping our Clients achieve lifetime financial security and live healthier lives. This quarter, we launched our Investment GIF e-App, a platform that enables Clients and third-party advisors to digitally manage investment applications while streamlining the end-to-end process, including the integration of e-signature and automated electronic workflow capabilities. Supported by this enhancement, our Sun GIF gross sales have achieved record results of $330 million this quarter. In addition, we expanded our Lumino Health digital health care platform offering by adding new mental health and paramedical services, such as social workers, clinical counsellors and psychotherapists, enabling Canadians to connect with the right health care professional and find the support they need.

(1)    MFS Investment Management ("MFS").
(2)    Dialogue Health Technologies Inc. ("Dialogue").
(3)     Sun Life Guaranteed Investment Funds ("Sun GIF").
2 Sun Life Financial Inc. First Quarter 2021          EARNINGS NEWS RELEASE

A leader in U.S. group benefits
U.S.'s reported net income was $211 million, an increase of $47 million or 29% in the first quarter of 2021 compared to the same period in 2020, driven by less unfavourable ACMA impacts(1), and favourable market-related impacts from interest rates and changes in the fair value of investment properties. Underlying net income was $171 million, an increase of $10 million or 6%, driven by favourable morbidity experience in medical stop-loss and long-term disability. This was partially offset by lower investing activity, lower AFS gains and unfavourable mortality experience. Mortality experience reflected COVID-19-related claims in Group Benefits, partially offset by favourable experience in In-force Management. The impacts of foreign exchange translation decreased reported net income and underlying net income by $13 million and $10 million, respectively. The trailing four-quarter after-tax profit margin for Group Benefits(2) was 8.1% as of the first quarter of 2021, compared to 6.8% as of the first quarter of 2020.

U.S. insurance sales were US$121 million in the first quarter of 2021, in line with the same period in 2020, as increases in employee benefit sales were offset by lower medical stop-loss sales.

In April, we entered into an agreement to acquire Pinnacle Care International, Inc. ("PinnacleCare"), a leading U.S. health care navigation and medical intelligence provider. The acquisition will expand our U.S. Group Benefits medical stop-loss business beyond the traditional model that reimburses employers after care has occurred, to one that engages employees at diagnosis to help improve the entire care experience and outcomes for both the employee and employer. We also continue to help more people close coverage gaps through digital solutions. We recently introduced a new innovative supplemental health offering through employers called Stitch, which was launched in certain states. This will enable members to buy coverage directly from Sun Life online or via mobile at any time of the year, with no administrative work for the employer. Stitch will also help protect a new demographic of part-time and gig workers, who typically aren’t eligible for employee benefits, and allow members to keep their insurance regardless of employment.

A leader in Global Asset Management
Asset Management’s reported net income was $230 million, a decrease of $9 million or 4% in the first quarter of 2021 compared to the same period in 2020, reflecting higher fair value adjustments on MFS's share-based payment awards, partially offset by higher underlying net income of $49 million. Underlying net income was $291 million, an increase of $49 million or 20% driven by higher average net assets ("ANA") in MFS. The pre-tax net operating profit margin ratio for MFS(2) for the first quarter of 2021 was 39%, compared to 36% in the same period in 2020.

Asset Management ended the first quarter with $946.4 billion in AUM, consisting of $786.5 billion (US$626.3 billion) in MFS and $159.9 billion in SLC Management. MFS reported net outflows of $0.4 billion (US$0.3 billion) and SLC Management reported net inflows of $10.6 billion in the first quarter of 2021. SLC Management's net inflows were comprised of Client contributions and capital raising, totalling $12.8 billion, of which approximately $8.5 billion is fee-eligible, partially offset by outflows of $2.2 billion from Client withdrawals.

In the first quarter of 2021, 97%, 84% and 95% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

At the beginning of the quarter, we completed our acquisition of a majority stake of Crescent Capital Group LP ("Crescent"), extending SLC Management's solutions in alternative credit, and, on April 1, 2021, we announced that BentallGreenOak ("BGO") acquired Metropolitan Real Estate Equity Management, creating a diversified real estate platform. These acquisitions will benefit existing and prospective Clients. During the quarter, Crescent was awarded the 2020 Fundraising of the Year by Private Debt Investor for its second European Specialty Lending Fund, which exceeded the target raise by €0.6 billion.

A leader in Asia through distribution excellence in higher growth markets
Asia’s reported net income was $198 million in the first quarter of 2021, an increase of $98 million or 98% compared to the same period in 2020, driven by favourable market-related impacts. Market-related impacts reflected improved equity markets and favourable interest rates. Underlying net income was $159 million, an increase of $4 million or 3%, driven by business growth and new business gains, partially offset by unfavourable mortality experience, primarily in International Hubs.

Asia insurance sales were $343 million in the first quarter of 2021, an increase of $25 million or 8% compared to the same period in 2020, driven by growth from our bancassurance partnerships and agency sales in Vietnam and from all channels in India. This was partially offset by lower sales in International. Asia wealth sales were $3.3 billion, an increase of $1.0 billion or 42%, driven by mutual fund sales in India, the pension business in Hong Kong and money market sales in the Philippines.

We continued to roll out new digital capabilities and offerings as part of our sustained commitment to digitizing our business and making it easier for Clients to do business with us. For example, in both the Philippines and Indonesia, we launched SunCanvas, an intuitive virtual solution for advisors, enabling stronger engagement and easier planning, sales and service with Clients. In Vietnam, in collaboration with one of our bancassurance partners, we introduced a set of new digital Personal Accident and Cancer solutions, offering Clients a seamless experience to purchase coverage entirely online and to receive their policies in just minutes. Further, as we continue to support our Clients in living healthier lives, in the Philippines, we launched GoWell Studio, a premier digital on-demand wellness platform that includes virtual exercise programs, guided meditation sessions, and healthcare awareness and education content, amongst a variety of other features.

Corporate
Corporate's reported net loss was $107 million in the first quarter of 2021, $37 million higher than the same period in 2020, reflecting restructuring costs of $57 million related to our strategy for our workspace and redefining the role of the office. Underlying net loss was $56 million, an increased loss of $12 million, reflecting unfavourable expense experience related to higher long-term incentive compensation driven by strong TSR(3) performance relative to our peers.

(1)    Assumption changes and management actions ("ACMA").
(2)    Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q1 2021 MD&A.
(3)    Total Shareholder Return ("TSR").
EARNINGS NEWS RELEASE Sun Life Financial Inc. First Quarter 2021 3

Sun Life Financial Inc.
Management's Discussion and Analysis
For the period ended March 31, 2021
Dated May 5, 2021

4 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2021, Sun Life had total assets under management ("AUM") of $1,304 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI") and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Unless otherwise noted, all amounts are in Canadian dollars.
1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. Non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. Non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M - Non-IFRS Financial Measures in this document. Non-IFRS financial measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results and reports.
2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N - Forward-looking Statements in this document.
3. Additional Information
Additional information relating to the Company can be found in the Consolidated Financial Statements, Annual MD&A and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2020. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, Annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.
4. COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

For additional information, refer to sections B - Overview - 4 - COVID-19 and J - Risk Management - 9 - Risks relating to the COVID-19 pandemic in the 2020 Annual MD&A.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     5

B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results
Profitability	Q1'21	Q4'20	Q1'20
Net income (loss)
Reported net income (loss)	937	744	391
Underlying net income (loss)(1)	850	862	770
Diluted earnings per share ("EPS") ($)
Reported EPS (diluted)	1.59	1.27	0.67
Underlying EPS (diluted)(1)	1.45	1.47	1.31
Reported basic EPS ($)	1.60	1.27	0.67
Return on equity ("ROE") (%)
Reported ROE(1)	16.9%	13.3%	7.2%
Underlying ROE(1)	15.3%	15.4%	14.2%

Growth	Q1'21	Q4'20	Q1'20
Sales
Insurance sales(1)	730	1,425	776
Wealth sales(1)(2)	65,962	51,634	59,904
Value of new business ("VNB")(1)(3)	278	426	253
Premiums and deposits
Net premium revenue	5,126	6,675	5,146
Segregated fund deposits	3,548	4,488	3,277
Mutual fund sales(1)	37,495	33,796	38,089
Managed fund sales(1)(2)	24,906	13,687	16,878
ASO premium and deposit equivalents(1)(4)	1,690	1,655	1,811
Total premiums and deposits(1)	72,765	60,301	65,201
Assets under management(1)(5)
General fund assets	190,072	197,090	188,366
Segregated funds	127,341	125,921	102,824
Mutual funds, managed funds and other AUM(1)(5)	986,833	932,998	739,871
Total AUM(1)(5)	1,304,246	1,256,009	1,031,061

Financial Strength	Q1'21	Q4'20	Q1'20
LICAT ratios(6)
Sun Life Financial Inc.	141%	147%	143%
Sun Life Assurance(7)	124%	127%	130%
Financial leverage ratio(1)	22.7%	23.5%	20.7%
Dividend
Dividend payout ratio(1)	38%	37%	42%
Dividends per common share ($)	0.550	0.550	0.550
Capital
Subordinated debt and innovative capital instruments(8)	4,632	4,981	3,739
Participating policyholders’ equity and non-controlling interests	1,474	1,393	1,090
Total shareholders’ equity	24,273	24,469	24,178
Total capital	30,379	30,843	29,007
Average common shares outstanding (millions)	585	585	587
Closing common shares outstanding (millions)	585	585	585
(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section M - Non-IFRS Financial Measures in this document.
(3)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.
(4)Administrative Services Only ("ASO").
(5)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.
(6)Life Insurance Capital Adequacy Test ("LICAT") ratio.
(7)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(8)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS") which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2020 annual MD&A.
6 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results
($ millions, after-tax)	Q1'21	Q4'20	Q1'20
Reported net income	937	744	391
Less: Market-related impacts(1)	209	20	(293)
Assumption changes and management actions(1)	(4)	(42)	(53)
Other adjustments(1)	(118)	(96)	(33)
Underlying net income(2)	850	862	770
Reported ROE(2)	16.9%	13.3%	7.2%
Underlying ROE(2)	15.3%	15.4%	14.2%
Impacts of other notable items on reported and underlying net income
Experience-related items(3)
Impacts of investment activity on insurance contract liabilities ("investing activity")	74	3	130
Credit	15	18	(15)
Mortality	(15)	(4)	(4)
Morbidity	39	24	9
Lapse and other policyholder behaviour ("policyholder behaviour")	(14)	(18)	(14)
Expenses	(21)	(53)	(11)
Other experience	(33)	(1)	(39)
(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(3)Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
Quarterly Comparison - Q1 2021 vs. Q1 2020
Reported net income increased by $546 million in the first quarter of 2021 compared to the same period in 2020, driven by favourable market-related impacts, reflecting favourable equity markets and interest rate changes, partially offset by unfavourable credit spread movements. This was partially offset by higher fair value adjustments on MFS's share-based payment awards(1) and higher restructuring costs. An after-tax restructuring charge of $57 million was recorded in the first quarter of 2021 that related to our strategy for our workspace and redefining the role of the office. Underlying net income increased by $80 million or 10%, driven by business growth, favourable morbidity experience in the U.S. and favourable credit experience in Canada, partially offset by lower investing activity gains in Canada and the U.S. During the first quarter of 2021, the impacts of foreign exchange translation decreased reported net income and underlying net income by $33 million and $31 million, respectively. Refer to section M - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 16.9% in the first quarter of 2021. Underlying ROE was 15.3%, compared to 14.2% in the first quarter of 2020, reflecting higher underlying net income. Total shareholders' equity remained flat as increases from earnings were largely offset by dividend distributions and the impacts of foreign exchange translation reflected in Other Comprehensive Income ("OCI").

1.Market-related impacts
Market-related impacts in the first quarter of 2021 compared to the same period in 2020 reflected favourable equity market and interest rate impacts. The impacts of favourable interest rate changes were partially offset by unfavourable credit spread movements. See section M - Non-IFRS Financial Measures in this document for more information of market-related impacts.

(1)    MFS Investment Management ("MFS").
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     7

2.Assumption changes and management actions
In the first quarter of 2021, the net impact of assumption changes and management actions was a decrease of $4 million to reported net income. This compares to a decrease of $53 million in the first quarter of 2020, which was due to an increase in provisions for adverse deviation for fixed income asset credit spreads assumed in the valuation.

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review. As this work is in progress, it is not yet possible to determine the impact on net income at this time.

See section H - Risk Management in this document for sensitivities associated with Ultimate Reinvestment Rate ("URR") and Ultimate Credit Spread.

3.Other adjustments
Other adjustments decreased reported net income by $118 million in the first quarter of 2021 compared to a decrease of $33 million in the same period in 2020, reflecting higher fair value adjustments on MFS's share-based payment awards in Asset Management and higher restructuring costs in Corporate. The restructuring charge of $57 million related to our strategy for our workspace and redefining the role of the office.

4.Experience-related items
Compared to the first quarter of 2020, the significant changes in experience-related items are as follows:
•Lower investing activity in Canada and the U.S.;
•Favourable credit experience, primarily in Canada, comprising of:

	Quarterly results
($ millions, after-tax)	Q1'21	Q4'20	Q1'20
Changes in ratings	(14)	(6)	(39)
Impairments, net of recoveries	—	(6)	(1)
Release of best estimate credit	29	30	25
Credit experience	15	18	(15)
•Unfavourable mortality experience in Asia and the U.S., partially offset by Canada;
•Favourable morbidity experience in the U.S.; and
•Unfavourable expense experience in Corporate due to higher long-term incentive compensation driven by strong TSR(1) performance relative to our peers.

5.Income taxes
Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the first quarter of 2021, our effective income tax rates on reported net income and underlying net income(2) were 24.3% and 18.1%, respectively, compared to 42.0% and 18.5% in the first quarter of 2020, respectively. In the first quarter of 2021 and 2020, our effective tax rate on reported net income reflected tax-exempt investment losses within market-related impacts. Our effective tax rate on underlying net income was within our expected range of 15% to 20%. For additional information, refer to Note 10 in our Interim Consolidated Financial Statements for the period ended March 31, 2021.

6.Impacts of foreign exchange translation
During the first quarter of 2021, the impacts of foreign exchange translation decreased reported net income and underlying net income by $33 million and $31 million, respectively.

(1)    Total Shareholder Return (“TSR”).
(2)    Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
8 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

D. Growth
1. Sales and Value of New Business

	Quarterly results
($ millions)	Q1'21	Q4'20	Q1'20
Insurance sales by business segment(1)
Canada	233	186	295
U.S.	154	838	163
Asia	343	401	318
Total insurance sales	730	1,425	776
Wealth sales by business segment(1)
Canada	4,435	4,864	5,629
Asia	3,296	3,380	2,321
Total wealth sales excluding Asset Management	7,731	8,244	7,950
Asset Management gross flows(1)(2)	58,231	43,390	51,954
Total wealth sales(2)	65,962	51,634	59,904
Value of New Business(1)(3)	278	426	253

(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section M - Non-IFRS Financial Measures in this document.
(3)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.

Total Company insurance sales decreased by $46 million or 6% ($25 million or 3%, excluding the impacts of foreign exchange translation) in the first quarter of 2021 compared to the same period in 2020.
•Canada insurance sales decreased by 21%, reflecting lower sales in Group Benefits ("GB"), partially offset by higher individual insurance sales.
•U.S. insurance sales were in line with the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, as increases in employee benefit sales were offset by lower medical stop-loss sales.
•Asia insurance sales increased by 12%, excluding the unfavourable impacts of foreign exchange translation, driven by growth from our bancassurance partnerships and agency sales in Vietnam and from all channels in India. This was partially offset by lower sales in International.

Total Company wealth sales increased by $6,058 million or 10% ($9,246 million or 15%, excluding the impacts of foreign exchange translation) in the first quarter of 2021 compared to the same period in 2020.
•Canada wealth sales decreased by 21%, reflecting lower sales in Group Retirement Services ("GRS"), partially offset by higher individual wealth sales.
•Asia wealth sales increased by 48%, excluding the unfavourable impacts of foreign exchange translation, driven by mutual fund sales in India, the pension business in Hong Kong and money market sales in the Philippines.
•Asset Management gross flows increased by 18%, excluding the unfavourable impacts of foreign exchange translation, driven by SLC Management. SLC Management's gross flows(1) increased due to the change in methodology, the impacts of acquisitions and higher capital raising.

Total Company VNB(2) was $278 million in the first quarter of 2021, an increase of 10%, compared to the same period in 2020, reflecting strong sales in higher margin VNB products across our insurance and wealth businesses.

(1)    Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section M - Non-IFRS Financial Measures in this document.
(2)    Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     9

2. Premiums and Deposits

	Quarterly results
($ millions)	Q1'21	Q4'20	Q1'20
Net premium revenue	5,126	6,675	5,146
Segregated fund deposits	3,548	4,488	3,277
Mutual fund sales(1)	37,495	33,796	38,089
Managed fund sales(1)(2)	24,906	13,687	16,878
ASO premium and deposit equivalents(1)	1,690	1,655	1,811
Total premiums and deposits(1)	72,765	60,301	65,201

(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section M - Non-IFRS Financial Measures in this document.

Premiums and deposits increased by 16% in the first quarter of 2021 compared to the same period in 2020, excluding the impacts of foreign exchange translation, driven by increased managed fund sales and mutual fund sales.

Net premium revenue in the first quarter of 2021 was in line with the same period in 2020, excluding the impacts of foreign exchange translation.

Segregated fund deposits increased by 8% in the first quarter of 2021 compared to the same period in 2020, excluding the favourable impacts of foreign exchange translation, driven by increases in Canada and Asia.

Mutual fund sales increased by 4% in the first quarter of 2021 compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by increases in MFS, India and the Philippines in Asia, and Canada.

Managed fund sales increased by 54% in the first quarter of 2021 compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by increases in SLC Management. The increase in SLC Management includes the impact of the methodology change for AUM and gross flows.

ASO premium and deposit equivalents decreased 6% in the first quarter of 2021 compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, reflecting decreases in GB in Canada.

3. Assets Under Management
AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q1'21	Q4'20	Q3'20	Q2'20	Q1'20
Assets under management(1)(2)
General fund assets	190,072	197,090	196,235	195,489	188,366
Segregated funds	127,341	125,921	116,653	112,944	102,824
Mutual funds, managed funds and other AUM(1)(2)	986,833	932,998	882,930	822,099	739,871
Total AUM(1)(2)	1,304,246	1,256,009	1,195,818	1,130,532	1,031,061
(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.

AUM increased by $48.2 billion or 4% as at March 31, 2021 compared to December 31, 2020, resulting from:
(i)an increase of $39.1 billion from AUM driven by our acquisition of a majority stake in Crescent(1) ("Crescent acquisition");
(ii)an increase from favourable market movements on the value of mutual funds, managed funds and segregated funds of $19.2 billion;
(iii)net inflows from mutual, managed and segregated funds of $10.8 billion; partially offset by
(iv)a decrease of $13.6 billion from the impacts of foreign exchange translation (excluding the impacts from general fund assets); and
(v)a decrease in AUM of general fund assets of $7.0 billion.

The net inflow of mutual, managed and segregated funds of $10.8 billion in the first quarter of 2021 was driven by net inflows of $10.6 billion from SLC Management and $0.6 billion in Asia, partially offset by net outflows of $0.4 billion from MFS.

(1)    Crescent Capital Group LP ("Crescent").
10 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

E. Financial Strength

	Quarterly results
($ millions, unless otherwise stated)	Q1'21	Q4'20	Q3'20	Q2'20	Q1'20
LICAT ratio
Sun Life Financial Inc.	141%	147%	144%	146%	143%
Sun Life Assurance	124%	127%	127%	126%	130%
Financial leverage ratio(1)	22.7%	23.5%	21.5%	23.2%	20.7%
Dividend
Dividend payout ratio(1)	38%	37%	38%	44%	42%
Dividends per common share ($)	0.550	0.550	0.550	0.550	0.550
Capital
Subordinated debt and innovative capital instruments(2)	4,632	4,981	4,235	4,734	3,739
Participating policyholders' equity and non-controlling interests	1,474	1,393	1,312	1,200	1,090
Preferred shareholders' equity	2,257	2,257	2,257	2,257	2,257
Common shareholders' equity	22,016	22,212	22,323	21,962	21,921
Total capital	30,379	30,843	30,127	30,153	29,007
(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS, they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2020 annual MD&A.

Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at March 31, 2021, SLF Inc.'s LICAT ratio was 141%, which was 6% lower than December 31, 2020, reflecting unfavourable impacts from the payment associated with the ACB(1) bancassurance partnership in Vietnam, the Crescent acquisition, redemption of subordinated debt, payment of dividends and market movements, partially offset by the favourable impacts of reported net income.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2021, Sun Life Assurance's LICAT ratio was 124%, which was 3% lower than December 31, 2020, reflecting unfavourable impacts of the payment associated with the ACB bancassurance partnership in Vietnam and market movements, partially offset by the favourable impacts of reported net income.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

Capital
Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity, preferred shareholders' equity and non-controlling interests. As at March 31, 2021, our total capital was $30.4 billion, a decrease of $0.5 billion compared to December 31, 2020. The decreases to total capital included net unrealized losses on available-for-sale ("AFS") assets of $372 million, the redemption of $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures ("Series 2016-1 Debentures" detailed below), the payment of $322 million of dividends on common shares of SLF Inc. ("common shares"), the impacts of foreign exchange translation of $220 million included in OCI. The impact related to the Crescent acquisition of $139 million(2) also contributed to the decrease. These were partially offset by reported net income of $937 million.

Our capital and liquidity positions remain strong, supported by a low financial leverage ratio of 22.7%, a strong LICAT ratio of 141% at SLF Inc., and $2.3 billion in cash and other liquid assets(3) as at March 31, 2021 in the legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies ($3.1 billion as at December 31, 2020).

Capital Transactions
On February 19, 2021, SLF Inc. redeemed all of the outstanding $350 million principal amount of Series 2016-1 Debentures. The redemption was funded from existing cash and other liquid assets.

(1)    Asia Commercial Joint Stock Bank ("ACB").
(2)    For additional information, refer to Note 3 in our Interim Consolidated Financial Statements for the period ended March 31, 2021.
(3)    Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     11

Subsequent Event
On April 23, 2021, we entered into an agreement to acquire Pinnacle Care International, Inc. ("PinnacleCare"), a leading U.S. health care navigation and medical intelligence provider, for approximately $108 million (US$85 million). PinnacleCare will become part of our U.S. Group Benefits business in the medical stop-loss organization, the largest independent medical stop-loss provider in the country. The acquisition will expand our medical stop-loss business beyond the traditional model that reimburses employers after care has occurred, to one that engages employees at diagnosis to help improve the entire care experience and outcomes for both the employee and employer. The transaction is expected to close in mid-2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approval.

F. Performance by Business Segment

	Quarterly results
($ millions)	Q1'21	Q4'20	Q1'20
Reported net income (loss)
Canada	405	255	(42)
U.S.	211	88	164
Asset Management	230	267	239
Asia	198	132	100
Corporate	(107)	2	(70)
Total reported net income (loss)	937	744	391
Underlying net income (loss)(1)
Canada	285	243	256
U.S.	171	148	161
Asset Management	291	333	242
Asia	159	116	155
Corporate	(56)	22	(44)
Total underlying net income (loss)(1)	850	862	770
(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Information describing the business segments and their respective business units is included in our 2020 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. Canada

	Quarterly results
($ millions)	Q1'21	Q4'20	Q1'20
Individual Insurance & Wealth	240	117	(144)
Group Benefits	57	74	63
Group Retirement Services	108	64	39
Reported net income (loss)	405	255	(42)
Less: Market-related impacts(1)	124	15	(275)
Assumption changes and management actions(1)	(4)	(3)	(22)
Other adjustments(1)(2)	—	—	(1)
Underlying net income(3)	285	243	256
Reported ROE (%)(3)	21.8%	13.7%	(2.4)%
Underlying ROE (%)(3)	15.3%	13.1%	14.3%
Insurance sales(3)	233	186	295
Wealth sales(3)	4,435	4,864	5,629
(1)Represents an adjustment to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Mainly comprised of certain hedges in Canada that do not qualify for hedge accounting and acquisition, integration and restructuring costs. For further information, see section M - Non-IFRS Financial Measures in this document.
(3)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

12 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

Profitability
Quarterly Comparison - Q1 2021 vs. Q1 2020
Canada's reported net income was $405 million in the first quarter of 2021 compared to a reported net loss of $42 million in the same period in 2020, driven by favourable market-related impacts, predominantly from equity markets. Interest rate impacts were in line with the prior year in aggregate, as favourable impacts of interest rate changes were offset by credit spread and swap spread movements. Underlying net income increased by $29 million or 11%, driven by favourable credit experience, business growth, gains on the initial public offering of Dialogue(1) of $9 million and favourable mortality experience. These factors were partially offset by lower investing activity gains and unfavourable morbidity experience.

Growth
Quarterly Comparison - Q1 2021 vs. Q1 2020
Canada insurance sales in the first quarter of 2021 decreased compared to the same period in 2020. Individual insurance sales were $105 million, an increase of $22 million or 27%. Sales in GB were $128 million, a decrease of $84 million or 40%, due to lower large case sales.

Canada wealth sales decreased by $1.2 billion or 21% in the first quarter of 2021 compared to the same period in 2020. Individual wealth sales were $2.6 billion, an increase of $535 million or 25%, driven by increased mutual fund sales and higher Sun GIF(2) product sales. GRS sales were $1.8 billion, a decrease of $1.7 billion or 49%, reflecting higher retained sales in the large case market in the prior year.

2. U.S.

	Quarterly results
(US$ millions)	Q1'21	Q4'20	Q1'20
Group Benefits	88	76	78
In-force Management	79	(10)	46
Reported net income	167	66	124
Less: Market-related impacts(1)	34	1	21
Assumption changes and management actions(1)	(3)	(46)	(17)
Acquisition, integration and restructuring(1)	—	(1)	(1)
Underlying net income(2)	136	112	121
Reported ROE (%)(2)	24.0%	9.9%	17.5%
Underlying ROE (%)(2)	19.6%	16.8%	17.1%
After-tax profit margin for Group Benefits (%)(2)(3)	8.1%	8.0%	6.8%
Insurance sales(2)	121	643	122
(C$ millions)
Reported net income	211	88	164
Underlying net income(2)	171	148	161
(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(3)Based on underlying net income, on a trailing four-quarter basis. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q1 2021 vs. Q1 2020
U.S.'s reported net income increased by US$43 million ($47 million) or 35% (29%) in the first quarter of 2021 compared to the same period in 2020, driven by less unfavourable ACMA impacts, and favourable market-related impacts from interest rates and changes in the fair value of investment properties. Underlying net income increased by US$15 million ($10 million) or 12% (6%), driven by favourable morbidity experience in medical stop-loss and long-term disability. This was partially offset by lower investing activity, lower AFS gains and unfavourable mortality experience. Mortality experience reflected COVID-19-related claims in Group Benefits, partially offset by favourable experience in In-force Management. The impacts of foreign exchange translation decreased reported net income and underlying net income by $13 million and $10 million, respectively.

The trailing four-quarter after-tax profit margin for Group Benefits was 8.1% as of the first quarter of 2021, compared to 6.8% as of the first quarter of 2020.

Growth
Quarterly Comparison - Q1 2021 vs. Q1 2020
U.S. insurance sales in the first quarter of 2021 were in line with the same period in 2020, as increases in employee benefit sales were offset by lower medical stop-loss sales.

(1) Dialogue Health Technologies Inc. ("Dialogue").
(2)     Sun Life Guaranteed Investment Funds ("Sun GIF").
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     13

3. Asset Management

	Quarterly results
Asset Management (C$ millions)	Q1'21	Q4'20	Q1'20
Reported net income	230	267	239
Less: Fair value adjustments on MFS's share-based payment awards(1)	(44)	(46)	10
Acquisition, integration and restructuring(1)(2)	(17)	(20)	(13)
Underlying net income(3)	291	333	242
Assets under management (C$ billions)(3)(4)	946.4	891.9	710.6
Gross flows (C$ billions)(3)(5)	58.2	43.4	51.9
Net flows (C$ billions)(3)(5)	10.3	2.8	0.4
MFS (C$ millions)
Reported net income	236	253	240
Less: Fair value adjustments on MFS's share-based payment awards(1)	(44)	(46)	10
Underlying net income(3)	280	299	230
Assets under management (C$ billions)(3)	786.5	776.8	613.5
Gross flows (C$ billions)(3)	45.4	40.4	49.7
Net flows (C$ billions)(3)	(0.4)	1.9	2.4
MFS (US$ millions)
Reported net income	186	194	180
Less: Fair value adjustments on MFS's share-based payment awards(1)	(35)	(36)	8
Underlying net income(3)	221	230	172
Pre-tax net operating profit margin ratio for MFS(3)	39%	41%	36%
Average net assets (US$ billions)(3)	619.3	577.6	504.5
Assets under management (US$ billions)(3)(6)	626.3	610.2	436.4
Gross flows (US$ billions)(3)	35.9	31.0	37.1
Net flows (US$ billions)(3)	(0.3)	1.5	1.8
Asset appreciation (depreciation) (US$ billions)	16.3	60.6	(92.8)
S&P 500 Index (daily average)	3,861	3,555	3,068
MSCI EAFE Index (daily average)	2,200	1,994	1,865
SLC Management (C$ millions)
Reported net income	(6)	14	(1)
Less: Acquisition, integration and restructuring(1)(2)	(17)	(20)	(13)
Underlying net income(3)	11	34	12
Assets under management (C$ billions)(3)(4)	159.9	115.1	97.1
Gross flows (C$ billions)(3)(5)	12.8	3.0	2.2
Net flows (C$ billions)(3)(5)	10.6	0.9	(2.0)
(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Amounts relate to acquisition costs for our acquisition of a majority stake in BentallGreenOak ("BGO acquisition"), our acquisition of a majority stake in InfraRed Capital Partners ("InfraRed acquisition"), and the Crescent acquisition, which include the unwinding of the discount for the Other financial liabilities of $14 million, $15 million, $10 million in the first quarter of 2021, and the fourth quarter and first quarter of 2020, respectively.
(3)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(4)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.
(5)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section M - Non-IFRS Financial Measures in this document.
(6)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at March 31, 2021.

Profitability
Quarterly Comparison - Q1 2021 vs. Q1 2020
Asset Management’s reported net income decreased by $9 million or 4% in the first quarter of 2021, compared to the same period in 2020, reflecting higher fair value adjustments on MFS's share-based payment awards, partially offset by higher underlying net income of $49 million. Underlying net income increased, driven by higher average net assets ("ANA") in MFS. The impacts of foreign exchange translation decreased reported net income and underlying net income by $13 million and $17 million, respectively.
14 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

In U.S. dollars, MFS's reported net income increased by US$6 million or 3% in the first quarter of 2021, compared to the same period in 2020, driven by higher underlying net income of US$49 million, partially offset by higher fair value adjustments on MFS's share-based payment awards. Underlying net income increased, primarily driven by higher ANA. Pre-tax net operating profit margin ratio for MFS for the first quarter of 2021 was 39%, compared to 36% for the first quarter of 2020.

SLC Management's reported net loss in the first quarter of 2021 increased by $5 million compared to the same period in 2020, due to higher acquisition costs related to the Crescent acquisition. Underlying net income was in line with the prior year, reflecting higher results from the InfraRed and Crescent acquisitions, partially offset by lower catch-up fees on real estate funds and higher compensation expenses.
Growth
Asset Management’s AUM increased by $54.5 billion or 6% as at March 31, 2021 compared to December 31, 2020, driven by the Crescent acquisition of $39.1 million, asset appreciation of $19.1 billion and net inflows of $10.3 billion, partially offset by the unfavourable impacts of foreign exchange translation of $12.6 billion.

MFS’s AUM increased by US$16.1 billion or 3% as at March 31, 2021 compared to December 31, 2020, driven by asset appreciation of US$16.3 billion, partially offset by net outflows of US$0.3 billion.

In the first quarter of 2021, 97%, 84% and 95% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

SLC Management's AUM increased by $44.8 billion or 39% as at March 31, 2021, compared to December 31, 2020, driven by the Crescent acquisition of $39.1 billion and net inflows of $10.6 billion, partially offset by the unfavourable impacts of foreign exchange translation, asset depreciation and other items.

Acquisition of Crescent
At the beginning of the quarter, we completed our acquisition of a majority stake of Crescent, a U.S.-based global alternative credit investment manager. Crescent has more than 180 partners and employees and the acquisition extends SLC Management's solutions in alternative credit, which will benefit existing and prospective Clients. The transaction includes the ability to acquire the remaining interest of Crescent in the future. As a result of the transaction, total shareholders' equity was reduced by $139 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in Crescent. For additional information, refer to Note 3 in our Interim Consolidated Financial Statements for the period ended March 31, 2021.

4. Asia

	Quarterly results
($ millions)	Q1'21	Q4'20	Q1'20
Local Markets	87	58	65
International Hubs	111	74	35
Reported net income	198	132	100
Less: Market-related impacts(1)	36	3	(47)
Assumption changes and management actions(1)	3	21	(9)
Acquisition, integration and restructuring(1)	—	(8)	1
Underlying net income (loss)(2)	159	116	155
Reported ROE (%)(2)	13.0%	8.5%	7.3%
Underlying ROE (%)(2)	10.5%	7.4%	11.2%
Insurance sales(2)	343	401	318
Wealth sales(2)	3,296	3,380	2,321

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q1 2021 vs. Q1 2020
Asia's reported net income increased by $98 million in the first quarter of 2021 compared to the same period in 2020, driven by favourable market-related impacts. Market-related impacts reflected improved equity markets and favourable interest rates. Underlying net income increased by $4 million or 3%, driven by business growth and new business gains, partially offset by unfavourable mortality experience, primarily in International Hubs. The impacts of foreign exchange translation decreased reported net income and underlying net income by $8 million and $5 million, respectively.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     15

Growth
Quarterly Comparison - Q1 2021 vs. Q1 2020
Asia insurance sales increased by 12% in the first quarter of 2021 compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation. Individual insurance sales were $332 million in the first quarter of 2021. The increase of 12%, excluding the unfavourable impacts of foreign exchange translation, was driven by growth from our bancassurance partnerships and agency sales in Vietnam and from all channels in India. This was partially offset by lower sales in International.

Asia wealth sales increased by 48% in the first quarter of 2021 compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by mutual fund sales in India, the pension business in Hong Kong and money market sales in the Philippines.
5. Corporate

	Quarterly results
($ millions)	Q1'21	Q4'20	Q1'20
UK	63	43	51
Corporate Support	(170)	(41)	(121)
Reported net income (loss)	(107)	2	(70)
Less: Market-related impacts(1)	5	—	1
Assumption changes and management actions(1)	1	—	1
Acquisition, integration and restructuring(1)	(57)	(20)	(28)
Underlying net income (loss)(2)	(56)	22	(44)
(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q1 2021 vs. Q1 2020
Corporate's reported net loss was $107 million in the first quarter of 2021, an increase of $37 million compared to the same period in 2020, reflecting restructuring costs of $57 million related to our strategy for our workspace and redefining the role of the office. Underlying net loss was $56 million, an increased loss of $12 million, reflecting unfavourable expense experience related to higher long-term incentive compensation driven by strong TSR performance relative to our peers.

G. Investments

We had total general fund invested assets of $169.2 billion as at March 31, 2021, compared to $177.9 billion as at December 31, 2020. The decrease in our general fund invested assets was primarily due to a decline in net fair value from rising interest rates, the impacts of foreign exchange translation and declines in cash, including the funding of acquisitions and the redemption of subordinated debt, partially offset by net purchases in our invested asset portfolio. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in high-quality fixed income assets.

The following table sets out the composition of our general fund invested assets.(1)

	March 31, 2021		December 31, 2020
($ millions)	Carrying value	% of Total carrying value	Carrying value	% of Total carrying value
Cash, cash equivalents and short-term securities	10,997	6%	13,527	8%
Debt securities	82,294	49%	89,089	50%
Equity securities	7,267	4%	6,631	4%
Mortgages and loans	50,010	29%	49,946	28%
Derivative assets	1,410	1%	2,160	1%
Other invested assets	6,325	4%	5,778	3%
Policy loans	3,242	2%	3,265	2%
Investment properties	7,635	5%	7,516	4%
Total invested assets	169,180	100%	177,912	100%

(1)The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

16 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

1. Debt Securities
Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at March 31, 2021, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.
Debt Securities by Geography
The carrying value of fair value through profit or loss ("FVTPL") and AFS debt securities by geographic location is presented in the following table.

	March 31, 2021				December 31, 2020
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities by geography:
Canada	30,138	4,440	34,578	42%	34,005	4,685	38,690	44%
United States	25,076	4,085	29,161	35%	27,183	3,984	31,167	35%
Europe	8,049	944	8,993	11%	8,734	966	9,700	11%
Asia	5,132	639	5,771	7%	5,095	600	5,695	6%
Other	2,776	1,015	3,791	5%	2,817	1,020	3,837	4%
Total debt securities	71,171	11,123	82,294	100%	77,834	11,255	89,089	100%

Our gross unrealized losses as at March 31, 2021 for FVTPL and AFS debt securities were $997 million and $131 million, respectively, compared with $94 million and $27 million, respectively, as at December 31, 2020. The increase in gross unrealized losses was largely due to the impact from rising interest rates.

Debt Securities by Credit Rating
Our debt securities with a credit rating of "A" or higher represented 71% of the total debt securities as at March 31, 2021, compared to 72% as at December 31, 2020. Debt securities with a credit rating of “BBB” or higher represented 98% of total debt securities as at March 31, 2021, consistent with December 31, 2020.

2. Mortgages and Loans
Mortgages and loans in this section are presented at their carrying value in our Interim Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	March 31, 2021			December 31, 2020
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Mortgages and loans by geography:
Canada	9,024	12,994	22,018	9,119	13,107	22,226
United States	6,117	14,135	20,252	6,309	13,773	20,082
Europe	—	5,504	5,504	—	5,352	5,352
Asia	—	379	379	—	366	366
Other	—	1,857	1,857	—	1,920	1,920
Total mortgages and loans	15,141	34,869	50,010	15,428	34,518	49,946
% of Total Invested Assets	9%	20%	29%	9%	19%	28%
(1)The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.
As at March 31, 2021, we held $15.1 billion of mortgages, compared to $15.4 billion as at December 31, 2020. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at March 31, 2021, 37% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 58% as at March 31, 2021, consistent with December 31, 2020. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.64 times. Of the $3.9 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     17

As at March 31, 2021, we held $34.9 billion of loans, compared to $34.5 billion as at December 31, 2020. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired
The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	March 31, 2021
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,114	34,839	49,953	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	92	78	170	65	48	113
Total	15,206	34,917	50,123	65	48	113

	December 31, 2020
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,402	34,486	49,888	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	92	81	173	66	49	115
Total	15,494	34,567	50,061	66	49	115

Our impaired mortgages and loans, net of allowances for losses, were $57 million as at March 31, 2021, compared to $58 million as at December 31, 2020.
3. Derivative Financial Instruments
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	March 31, 2021	December 31, 2020
Net fair value asset (liability)	(498)	416
Total notional amount	63,680	62,792
Credit equivalent amount(1)	914	904
Risk-weighted credit equivalent amount(1)	20	21
(1)Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $498 million as at March 31, 2021, compared to an asset of $416 million as at December 31, 2020. The decrease in net fair value was primarily due to the impact from changes in swap curves. These items are substantially offset by changes in actuarial reserves.

The total notional amount of our derivatives increased to $63.7 billion as at March 31, 2021 from $62.8 billion as at December 31, 2020. The change in notional amount is mainly attributable to an increase of $0.6 billion in foreign exchange contracts used for hedging foreign currency assets and an increase of $0.3 billion in interest rate contracts primarily for replication of fixed income exposure and duration matching purposes.

18 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

4. Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2021 was $2,883 million compared to $3,127 million as at December 31, 2020. The decrease of $244 million was primarily due to yield curve movements and the release of provisions on fixed income assets supporting our insurance contract liabilities, partially offset by increases in the provisions for assets purchased net of dispositions.

A one-notch downgrade of 25% of our fixed income investment portfolio(1) would result in an increase in insurance contract liabilities from the changes in ratings of $125 million post-tax and a decrease to our common shareholders' net income. This excludes the impact from the release of best estimate credit provision and fixed income investments not impacting shareholders net income, for example assets supporting participating policyholders. Of this total amount, approximately 60% relates to our BBB portfolio.

H. Risk Management

This section includes our disclosure on market risks and should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended March 31, 2021.

We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. The impact of the COVID-19 pandemic is resulting in the potential for simultaneous adverse impacts across all six major risk categories, though the time horizon and magnitude of these impacts is uncertain at this time. For additional information, refer to sections B - Overview - 4 - COVID-19 and J - Risk Management - 9 - Risks relating to the COVID-19 Pandemic in the 2020 Annual MD&A.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in Corporate.
Market Risk Sensitivities
Our net income(2) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $54 million (pre-tax) in net gains on the sale of AFS assets during the first quarter of 2021 ($70 million pre-tax in the first quarter of 2020). The net unrealized (losses) gains within our AOCI position on AFS fixed income and equity assets were $197 million and $64 million, respectively, net of tax, as at March 31, 2021 ($556 million and $76 million, respectively, net of tax, as at December 31, 2020).

(1)    Excluding federal and provincial securities, asset-backed securities, mortgage-backed securities and CMHC mortgages.
(2)    Net income in section H - Risk Management in this document refers to common shareholders' net income.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     19

1. Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI, and Sun Life Assurance's LICAT ratio to certain instantaneous changes in equity market prices as at March 31, 2021 and December 31, 2020.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

As at March 31, 2021
($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(400)	$(150)	$150	$350
Potential impact on OCI(3)	$(50)	$(50)	$50	$50
Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point change	0.0% point change	0.5% point decrease

As at December 31, 2020
($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(400)	$(150)	$150	$300
Potential impact on OCI(3)	$(50)	$—	$—	$50
Potential impact on LICAT(2)(4)	0.0% point change	0.0% point change	0.0% point change	0.5% point decrease

(1)Represents the respective change across all equity markets as at March 31, 2021 and December 31, 2020. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(2)The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2021 and December 31, 2020, and include new business added and product changes implemented prior to such dates.
(3)Net income and OCI sensitivities have been rounded to $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(4)The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2021 and December 31, 2020. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded to the nearest 0.5%.
2. Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in interest rates as at March 31, 2021 and December 31, 2020.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

($ millions, unless otherwise noted)	As at March 31, 2021		As at December 31, 2020
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$(100)	$50	$(100)	$100
Potential impact on OCI(3)	$250	$(250)	$250	$(250)
Potential impact on LICAT(2)(5)	1.0% point increase	0.5% point decrease	3.5% point increase	1.5% point decrease
(1)Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2021 and December 31, 2020 with no change to the Actuarial Standards Board ("ASB") promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(2)The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2021 and December 31, 2020, and include new business added and product changes implemented prior to such dates.
(3)Net income and OCI sensitivities have been rounded to $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(4)The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.
(5)The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2021 and December 31, 2020. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded to the nearest 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at March 31, 2021. We have also disclosed the impact of a 25% change in equity markets to illustrate that significant changes in equity market levels may result in other than proportionate impacts on our sensitivities.

20 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, ASB made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. Based on current assumptions, as at March 31, 2021, our estimated sensitivity to a 15 basis point decrease in the URR and a 5 basis point increase to ultimate maximum credit spreads would have been a decrease in reported net income of approximately $100 million after-tax. The actual impact could differ from the Company’s estimate. The statements concerning expected URR and ultimate maximum credit spreads changes are forward-looking.

3. Credit Spread and Swap Spread Sensitivities
The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

The following table sets out the estimated immediate impact or sensitivity of our net income and Sun Life Assurance's LICAT ratio attributable to certain instantaneous changes in credit and swap spreads as at March 31, 2021 and December 31, 2020.

($ millions, unless otherwise noted)	As at March 31, 2021		As at December 31, 2020
Change in Credit Spreads(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)	$(100)	$50	$(125)	$75
Potential impact on LICAT(3)	0.5% point decrease	0.5% point increase	0.5% point decrease	0.5% point increase
(1)In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)Sensitivities have been rounded to $25 million.
(3)The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2021 and December 31, 2020. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded to the nearest 0.5%.

($ millions, unless otherwise noted)	As at March 31, 2021		As at December 31, 2020
Change in Swap Spreads	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income(1)	$25	$(25)	$50	$(50)

(1)Sensitivities have been rounded to $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. However, in 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching from either an adverse or beneficial scenario would have the effect of offsetting the previous impacts over time. As per OSFI's communication, this new treatment will remain in place until at least December 31, 2023. It should be noted that the changing of the scenario can also change the direction of the credit spread sensitivities.

In the second quarter of 2020, Sun Life Assurance experienced a switch in the interest rate scenario in North America. As a result of OSFI’s new methodology for interest rate risk for participating lines of business, Sun Life Assurance’s LICAT ratio was reduced by approximately one LICAT percentage point in the current quarter. The cumulative impact so far has been a reduction of three LICAT percentage points and the remaining impact of approximately one LICAT percentage point will come through over the next two quarters, if we remain in the current scenario. While SLF Inc. also experienced a scenario switch in the second quarter of 2020, during the current quarter, SLF Inc. experienced a switch, back to the previous interest rate scenario, resulting in no smoothing impact for the quarter. As a result, over the next five quarters, SLF Inc. would expect an increase of approximately two LICAT percentage points, if we remain on the current scenario. SLA did not switch back to the previous scenario this quarter.

4. General Account Insurance and Annuity Products
Most of our expected sensitivity to changes in interest rates and about three-quarters of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     21

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long-term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

5. Segregated Fund Guarantees
Approximately one-quarter of our equity market sensitivity and a small amount of interest rate risk sensitivity as at March 31, 2021 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.

As at March 31, 2021
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	12,766	277	10,881	334
Asia	1,878	175	1,867	61
Corporate(4)	2,528	156	934	187
Total	17,172	608	13,682	582

As at December 31, 2020
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	12,533	410	10,954	787
Asia	2,003	180	1,975	97
Corporate(4)	2,548	167	964	221
Total	17,084	757	13,893	1,105
(1)The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

22 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

The movement of the items in the table above from December 31, 2020 to March 31, 2021, primarily resulted from the following factors:
(i)the total fund values increased due to an increase in equity markets, which was partially offset by higher interest rates and net redemptions from products closed to new business;
(ii)the total amount at risk decreased due to increases in interest rates and equity markets;
(iii)the total value of guarantees decreased due to net redemptions from products closed to new business; and
(iv)the total insurance contract liabilities decreased due to increases in interest rates and equity markets.
6. Segregated Fund Hedging
Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at March 31, 2021, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2021 and December 31, 2020.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

Impact of Segregated Fund Hedging

March 31, 2021
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(400)
Hedging impacts	150	100	300
Net of hedging	—	(50)	(100)

December 31, 2020
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impacts	200	100	350
Net of hedging	—	(50)	(100)
(1)Net income sensitivities have been rounded to $50 million.
(2)Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2021 and December 31, 2020, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(4)Represents the change across all equity markets as at March 31, 2021 and December 31, 2020. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impacts of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of longer-dated put options and dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies in order to align expected earnings sensitivities with risk management objectives.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     23

7. Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2021 would decrease net income(1) by approximately $275 million ($275 million decrease as at December 31, 2020). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2021 would increase net income by approximately $250 million ($250 million increase as at December 31, 2020).
8. Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2020 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2021 and December 31, 2020, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the March 31 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2021 and December 31, 2020, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through over-the-counter ("OTC") contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.
Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in our 2020 annual MD&A. Additional information on market risk can be found in Note 6 of our 2020 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

(1)    Sensitivities have been rounded to $25 million.
24 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

I. Additional Financial Disclosure
1. Revenue

	Quarterly results
($ millions)	Q1'21	Q4'20	Q1'20
Premiums
Gross	5,731	7,310	5,739
Ceded	(605)	(635)	(593)
Net premiums	5,126	6,675	5,146
Net investment income (loss)
Interest and other investment income	1,395	1,506	1,424
Fair value(1) and foreign currency changes on assets and liabilities	(6,946)	1,549	(1,809)
Net gains (losses) on available-for-sale assets	54	20	70
Net Investment income (loss)	(5,497)	3,075	(315)
Fee income	1,885	1,899	1,639
Total revenue	1,514	11,649	6,470
(1)Represents the change in FVTPL assets and liabilities.

Revenue decreased by $5.0 billion or 77% in the first quarter of 2021 compared to the same period in 2020, reflecting the impact from FVTPL assets and liabilities, predominantly due to higher net losses from rising interest rates in the current quarter. The impacts of foreign exchange translation decreased revenue by $102 million.
2. Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $190.1 billion as at March 31, 2021, compared to $197.1 billion as at December 31, 2020. The decrease was primarily attributable to a decrease of $6.9 billion from the change in value of FVTPL assets and a decrease of $1.2 billion from the impacts of foreign exchange translation, partially offset by impacts of other business activities of $1.1 billion.

Insurance contract liabilities balances before other policy liabilities and assets of $130.2 billion as at March 31, 2021 decreased by $7.6 billion compared to December 31, 2020, due to the impacts of the changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and foreign exchange translation, partially offset by balances arising from new policies.

Total shareholders' equity, including preferred share capital, was $24.3 billion as at March 31, 2021, compared to $24.5 billion as at December 31, 2020. The change in total shareholders' equity was due to:
(i)net unrealized losses on AFS assets in OCI of $372 million; and
(ii)common share dividend payments of $322 million; and
(iii)a decrease of $223 million from the impacts of foreign exchange translation; partially offset by
(iv)shareholders' net income of $960 million, before preferred share dividends of $23 million.

As at April 23, 2021, SLF Inc. had 585,454,882 common shares, 3,386,456 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.
3. Cash Flows

	Quarterly results
($ millions)	Q1'21	Q1'20
Net cash and cash equivalents, beginning of period	10,648	6,685
Cash flows provided by (used in):
Operating activities	(1,013)	(156)
Investing activities	(813)	(97)
Financing activities	(555)	(449)
Changes due to fluctuations in exchange rates	(63)	357
Increase (decrease) in cash and cash equivalents	(2,444)	(345)
Net cash and cash equivalents, end of period	8,204	6,340
Short-term securities, end of period	2,614	3,106
Net cash, cash equivalents and short-term securities, end of period	10,818	9,446

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     25

Our operating activities generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The cash flows used in financing activities in the first quarter of 2021 compared to the same period last year increased, reflecting the redemption of debentures, partially offset by the absence of share repurchases in the current year.
4. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q1'21	Q4'20	Q3'20	Q2'20	Q1'20	Q4'19	Q3'19	Q2'19
Total revenue	1,514	11,649	10,032	15,186	6,470	8,525	9,616	10,146
Common shareholders' net income (loss)
Reported	937	744	750	519	391	719	681	595
Underlying(1)	850	862	842	739	770	792	809	739
Diluted EPS ($)
Reported	1.59	1.27	1.28	0.88	0.67	1.22	1.15	1.00
Underlying(1)	1.45	1.47	1.44	1.26	1.31	1.34	1.37	1.24
Basic reported EPS ($)
Reported	1.60	1.27	1.28	0.89	0.67	1.22	1.15	1.00
Reported net income (loss) by segment
Canada	405	255	387	117	(42)	275	223	148
U.S.	211	88	(113)	118	164	131	(186)	94
Asset Management	230	267	251	223	239	228	221	229
Asia	198	132	236	126	100	136	170	134
Corporate	(107)	2	(11)	(65)	(70)	(51)	253	(10)
Total reported net income (loss)	937	744	750	519	391	719	681	595
Underlying net income (loss) by segment(1)
Canada	285	243	293	281	256	264	268	243
U.S.	171	148	136	123	161	137	135	110
Asset Management	291	333	294	259	242	281	251	245
Asia	159	116	164	144	155	143	138	147
Corporate	(56)	22	(45)	(68)	(44)	(33)	17	(6)
Total underlying net income (loss)(1)	850	862	842	739	770	792	809	739
(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Fourth Quarter 2020
Reported net income increased by $25 million or 3% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $70 million, partially offset by unfavourable ACMA impacts in the U.S. and higher fair value adjustments on MFS's share-based payment awards. Underlying net income increased driven by business growth, favourable morbidity experience related to Canada and the U.S., partially offset by lower investing activity reflecting losses in Canada in the current quarter due to asset repositioning, lower AFS gains reflecting an impairment in Asia, and less favourable credit experience in Asia and the U.S. Across the Company, mortality experience was in line with the prior year, as unfavourable experience in Canada was offset by favourable experience in Corporate. Furthermore, in the U.S., the unfavourable impact of COVID-19 claims in 2020 was comparable to the impacts of large case claims in In-force Management in the fourth quarter of 2019.

Third Quarter 2020
Reported net income was $750 million in the third quarter of 2020, an increase of $69 million or 10% compared to the same period in 2019, driven by favourable market-related impacts and lower acquisition costs, partially offset by unfavourable ACMA and fair value adjustments on MFS's share-based payment awards. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $842 million in the third quarter of 2020, an increase of $33 million or 4%, compared to the same period in 2019, driven by business growth, favourable results in GB in Canada, favourable morbidity experience in the U.S., higher new business gains and higher investing activity, partially offset by tax matters that were favourable in the third quarter of 2019, unfavourable credit experience, lower net investment returns on surplus, unfavourable mortality experience and lower available-for-sale gains.

26 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

Second Quarter 2020
Reported net income decreased by $76 million or 13% in the second quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related impacts and impacts from fair value adjustments on MFS's share-based payments, partially offset by ACMA. Unfavourable market-related impacts reflected interest rate impacts and changes in the fair value of investment properties, partially offset by equity market impacts. Underlying net income was in line with the same period in 2019, with positive impacts from business growth, investing activity, morbidity experience and higher net investment returns on surplus, largely offset by unfavourable tax impacts, credit experience and expense experience.

First Quarter 2020
Reported net income decreased by $232 million or 37% in the first quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related and ACMA impacts and higher acquisition, integration and restructuring costs, partially offset by favourable fair value adjustments on MFS's share-based payment awards. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impact of credit spreads. Underlying net income increased by $53 million or 7%, driven by higher investing activity in Canada and the U.S., business growth, higher AFS gains, higher new business gains and improved credit experience compared to the first quarter of 2019. These were partially offset by lower net investment returns on surplus in Canada and Corporate, unfavourable expense and mortality experience, less favourable morbidity experience and unfavourable other experience.

Fourth Quarter 2019
Reported net income increased by $139 million or 24% in the fourth quarter of 2019 compared to the same period in 2018, driven by favourable market-related impacts, primarily from equity markets, partially offset by higher fair value adjustments on MFS’s share-based payment awards, unfavourable ACMA impacts and higher acquisition, integration and restructuring costs. Underlying net income increased by $74 million or 10%, driven by business growth, tax benefits in Corporate and favourable credit experience, partially offset by unfavourable morbidity experience in Canada and unfavourable expense experience, predominantly resulting from higher incentive compensation costs reported in Corporate.

Third Quarter 2019
Reported net income increased by $114 million or 20% in the third quarter of 2019 compared to the same period in 2018, driven by improved impacts from ACMA, partially offset by unfavourable market-related impacts, predominantly from interest rates, and higher acquisition costs related to our acquisition of a majority stake in BentallGreenOak. Underlying net income increased by $79 million or 11% in the third quarter of 2019, compared to the same period in 2018, which includes the favourable impact of tax matters from prior years of $78 million - $58 million in Corporate and $20 million in Canada. Underlying net income also reflected business growth, favourable credit experience, a gain from a mortgage investment prepayment in the U.S. and higher available-for-sale gains, offset by unfavourable morbidity experience in Canada and the U.S., and lower investing activity gains.

Second Quarter 2019
Reported net income of $595 million in the second quarter of 2019 decreased $111 million compared to the second quarter of 2018, primarily reflecting unfavourable market-related and ACMA impacts. Underlying net income in the second quarter of 2019 increased $10 million to $739 million compared to the same period in 2018, primarily driven by business growth, favourable expense experience and benefits from tax-related items primarily in the U.S., partially offset by unfavourable morbidity experience in Canada and the U.S., lower new business gains in International in Asia and lower AFS gains in the U.S.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A, and the AIF, in each case for the year ended December 31, 2020, and in our Interim Consolidated Financial Statements for the period ended March 31, 2021.

Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business. Various regulators have introduced new measures or adjustments to respond to the evolving situation with the COVID-19 pandemic. OSFI, which supervises the activities of Sun Life, has announced various measures to support the resilience of the financial institutions that it regulates. On March 13, 2020, OSFI set an expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On April 9, 2020, OSFI announced a smoothing mechanism to LICAT interest rate risk requirements to reduce increased and unwarranted volatility in required capital. In the U.S., the National Association of Insurance Commissioners issued guidance to U.S. insurers on March 27, 2020 encouraging insurers to work with borrowers who may be unable to meet obligations because of the effects of the COVID-19 pandemic and on April 15, 2020 adopted interpretations of statutory accounting principles applicable to U.S. insurers related to, among other things, direct mortgage loans and Schedule BA mortgages. This guidance has been extended through December 31, 2021.

On February 15, 2021, OSFI announced an update on classification of SLF Inc. as a Canadian Internationally Active Insurance Group ("IAIG") for informational purposes. This classification as a Canadian IAIG does not introduce any new expectations from OSFI and will be reviewed by OSFI on an annual basis.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     27

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. The adoption of these amendments had no material impact on our Consolidated Financial Statements. In addition, new IFRS amendments were issued in the current year and are expected to be adopted by us in 2021 and later. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended March 31, 2021.

In May 2017, the IASB issued IFRS 17 Insurance Contracts ("IFRS 17"), which replaces IFRS 4 Insurance Contracts ("IFRS 4"). In June 2020, the IASB issued amendments to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. The deferral option of IFRS 9 Financial Instruments ("IFRS 9") for insurers was also extended to that same date. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing IFRS 17, which will have a significant impact on our Consolidated Financial Statements.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in our internal control over financial reporting during the period, which began on January 1, 2021 and ended on March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

M. Non-IFRS Financial Measures
1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
(i)certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)acquisition, integration and restructuring costs; and
(iv)other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.
28 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q1'21	Q4'20	Q1'20
Reported net income	937	744	391
Market-related impacts
Equity market impacts
Impacts from equity market changes	67	122	(303)
Basis risk impacts	5	(14)	(57)
Equity market impacts	72	108	(360)
Interest rate impacts(1)
Impacts of interest rate changes	161	5	(87)
Impacts of credit spread movements	(8)	(63)	127
Impacts of swap spread movements	(12)	(16)	39
Interest rate impacts	141	(74)	79
Impacts of changes in the fair value of investment properties	(4)	(14)	(12)
Less: Market-related impacts	209	20	(293)
Less: Assumption changes and management actions	(4)	(42)	(53)
Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	—	—	(1)
Fair value adjustments on MFS's share-based payment awards	(44)	(46)	10
Acquisition, integration and restructuring(2)	(74)	(50)	(42)
Less: Total of other adjustments	(118)	(96)	(33)
Underlying net income	850	862	770
Reported EPS (diluted) ($)	1.59	1.27	0.67
Less: Market-related impacts ($)	0.37	0.03	(0.50)
Assumption changes and management actions ($)	(0.01)	(0.07)	(0.09)
Certain hedges in Canada that do not qualify for hedge accounting ($)	—	—	—
Fair value adjustments on MFS's share-based payment awards ($)	(0.08)	(0.08)	0.02
Acquisition, integration and restructuring ($)	(0.13)	(0.08)	(0.07)
Impact of convertible securities on diluted EPS ($)	(0.01)	—	—
Underlying EPS (diluted) ($)	1.45	1.47	1.31

(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for the BGO acquisition, the InfraRed acquisition and the Crescent acquisition, which include the unwinding of the discount for the Other financial liabilities of $14 million, $15 million, $10 million in the first quarter of 2021, and the fourth quarter and first quarter of 2020, respectively. The restructuring charge of $57 million in the first quarter of 2021 related to our strategy for our workspace and redefining the role of the office. As a result of various projects to simplify our organizational structure and drive efficiencies, we recorded a restructuring charge of $20 million and $28 million in the fourth quarter and first quarter of 2020, respectively.
2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     29

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross flows for retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. We exclude the impacts of foreign exchange translation from sales to provide greater comparability across reporting periods. There is no directly comparable IFRS measure.

Effective January 1, 2021, the methodology for Assets Under Management was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to add uncalled capital commitments not previously included. This will align SLC Management’s AUM with market conventions applied across asset classes. We have updated prior period amounts for all quarters of 2020 to reflect this change in methodology. Subsequent to the fourth quarter of 2020, increases and decreases in all capital raising, including uncalled capital commitments and fund leverage, for the aforementioned products will be reflected in gross flows, outflows and net flows as applicable. Gross flows is a component of managed fund sales and total wealth sales. Client distributions from the sale of underlying assets in closed-end funds will no longer be reported in net flows.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Effective January 1, 2021, VNB reflects a change in the timing of recognition of U.S. group policies sold or renewed with an effective date of January 1, which will recognize VNB for these policies in the prior year rather than the first quarter, to align with the timing of U.S. renewals and reported insurance sales. We have updated prior period amounts to reflect this change.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.
Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Effective January 1, 2021, expected profit for U.S. group policies includes previously classified new business gains, aligning group business sources of earnings reporting across business groups. We have updated prior period amounts to reflect this change.

30 Sun Life Financial Inc. First Quarter 2021          MANAGEMENT'S DISCUSSION AND ANALYSIS

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our anticipated acquisition of PinnacleCare, (iii) relating to our growth initiatives and other business objectives, (iv) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (v) related to our expected tax range for future years, (vi) set out in this document under the heading H - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities, (vii) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in this document under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in the AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our medium-term financial objectives, are set out below. The realization of our forward-looking statements, including our ability to meet our medium-term financial objectives, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of mergers, acquisitions, strategic investments and divestitures; the impact of competition; the performance of our investments and investment portfolios managed for Clients; changes in the legal or regulatory environment, including capital requirements; the environment and social, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 and IFRS 9; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. First Quarter 2021     31

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	March 31, 2021	March 31, 2020
Revenue
Premiums
Gross	$5,731	$5,739
Less: Ceded	605	593
Net premiums	5,126	5,146
Net investment income (loss):
Interest and other investment income	1,395	1,424
Fair value and foreign currency changes on assets and liabilities (Note 5)	(6,946)	(1,809)
Net gains (losses) on available-for-sale assets	54	70
Net investment income (loss)	(5,497)	(315)
Fee income (Note 9)	1,885	1,639
Total revenue	1,514	6,470
Benefits and expenses
Gross claims and benefits paid (Note 6)	4,780	4,418
Increase (decrease) in insurance contract liabilities (Note 6)	(6,848)	(231)
Decrease (increase) in reinsurance assets (Note 6)	56	(51)
Increase (decrease) in investment contract liabilities (Note 6)	(28)	7
Reinsurance expenses (recoveries) (Note 7)	(682)	(531)
Commissions	662	648
Net transfer to (from) segregated funds (Note 12)	(21)	(386)
Operating expenses	2,086	1,733
Premium taxes	93	108
Interest expense	80	90
Total benefits and expenses	178	5,805
Income (loss) before income taxes	1,336	665
Less: Income tax expense (benefit) (Note 10)	325	279
Total net income (loss)	1,011	386
Less: Net income (loss) attributable to participating policyholders	53	(35)
Net income (loss) attributable to non-controlling interests	(2)	6
Shareholders’ net income (loss)	960	415
Less: Preferred shareholders’ dividends	23	24
Common shareholders’ net income (loss)	$937	$391

Average exchange rates during the reporting periods: U.S. dollars	1.27	1.34

Earnings (loss) per share (Note 14)
Basic	$1.60	$0.67
Diluted	$1.59	$0.67

Dividends per common share	$0.550	$0.550

The attached notes form part of these Interim Consolidated Financial Statements.
32 Sun Life Financial Inc. First Quarter 2021 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2021	March 31, 2020
Total net income (loss)	$1,011	$386
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(223)	1,044
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(322)	(240)
Reclassifications to net income (loss)	(50)	(56)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	6	23
Reclassifications to net income (loss)	(1)	(44)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(44)	64
Total items that may be reclassified subsequently to income	(634)	791
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(54)	119
Total items that will not be reclassified subsequently to income	(54)	119
Total other comprehensive income (loss)	(688)	910
Total comprehensive income (loss)	323	1,296
Less: Participating policyholders’ comprehensive income (loss)	50	(27)
Non-controlling interests’ comprehensive income (loss)	(2)	6
Shareholders’ comprehensive income (loss)	$275	$1,317

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2021	March 31, 2020
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$—	$(1)
Unrealized gains (losses) on available-for-sale assets	92	45
Reclassifications to net income for available-for-sale assets	4	15
Unrealized gains (losses) on cash flow hedges	(5)	11
Reclassifications to net income for cash flow hedges	4	(3)
Total items that may be reclassified subsequently to income	95	67
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	7	(39)
Total items that will not be reclassified subsequently to income	7	(39)
Total income tax benefit (expense) included in other comprehensive income (loss)	$102	$28

The attached notes form part of these Interim Consolidated Financial Statements.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 33

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	March 31, 2021	December 31, 2020
Assets
Cash, cash equivalents and short-term securities (Note 5)	$10,997	$13,527
Debt securities (Note 5)	82,294	89,089
Equity securities (Note 5)	7,267	6,631
Mortgages and loans	50,010	49,946
Derivative assets	1,410	2,160
Other invested assets (Note 5)	6,325	5,778
Policy loans	3,242	3,265
Investment properties (Note 5)	7,635	7,516
Invested assets	169,180	177,912
Other assets	5,809	5,152
Reinsurance assets (Note 6)	3,824	3,843
Deferred tax assets	1,566	1,634
Intangible assets	3,234	2,477
Goodwill	6,459	6,072
Total general fund assets	190,072	197,090
Investments for account of segregated fund holders (Note 12)	127,341	125,921
Total assets	$317,413	$323,011
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)	$138,145	$145,773
Investment contract liabilities (Note 6)	3,584	3,189
Derivative liabilities	1,908	1,744
Deferred tax liabilities	386	383
Other liabilities (Note 8)	15,370	14,858
Senior debentures	500	500
Subordinated debt	4,432	4,781
Total general fund liabilities	164,325	171,228
Insurance and investment contracts for account of segregated fund holders (Note 12)	127,341	125,921
Total liabilities	$291,666	$297,149
Equity
Issued share capital and contributed surplus	$10,604	$10,591
Shareholders' retained earnings and accumulated other comprehensive income	13,669	13,878
Total shareholders’ equity	24,273	24,469
Participating policyholders’ equity	1,418	1,368
Non-controlling interests’ equity	56	25
Total equity	$25,747	$25,862
Total liabilities and equity	$317,413	$323,011

Exchange rates at the end of the reporting periods: U.S. dollars	1.26	1.27

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 5, 2021.

Dean A. Connor	Sara Grootwassink Lewis
Chief Executive Officer	Director
34 Sun Life Financial Inc. First Quarter 2021 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2021	March 31, 2020
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 11)
Balance, beginning of period	8,262	8,289
Stock options exercised	12	9
Common shares purchased for cancellation	—	(50)
Balance, end of period	8,274	8,248
Contributed surplus
Balance, beginning of period	72	73
Share-based payments	3	3
Stock options exercised	(2)	(2)
Balance, end of period	73	74
Retained earnings
Balance, beginning of period	12,289	11,318
Net income (loss)	960	415
Dividends on common shares	(322)	(323)
Dividends on preferred shares	(23)	(24)
Common shares purchased for cancellation (Note 11)	—	(150)
Changes attributable to acquisition (Note 3)	(139)	—
Balance, end of period	12,765	11,236
Accumulated other comprehensive income (loss), net of taxes (Note 15)
Balance, beginning of period	1,589	1,461
Total other comprehensive income (loss) for the period	(685)	902
Balance, end of period	904	2,363
Total shareholders’ equity, end of period	$24,273	$24,178
Participating policyholders:
Balance, beginning of period	$1,368	$1,091
Net income (loss) (Note 11)	53	(35)
Total other comprehensive income (loss) for the period (Note 15)	(3)	8
Total participating policyholders’ equity, end of period	$1,418	$1,064
Non-controlling interests:
Balance, beginning of period	$25	$19
Net income (loss)	(2)	6
Additional contribution	44	1
Distribution to non-controlling interests	(11)	—
Total non-controlling interests’ equity, end of period	$56	$26
Total equity	$25,747	$25,268

The attached notes form part of these Interim Consolidated Financial Statements.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 35

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2021	March 31, 2020
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$1,336	$665
Adjustments:
Interest expense related to financing activities	46	55
Increase (decrease) in insurance and investment contract liabilities	(6,876)	(224)
Decrease (increase) in reinsurance assets	56	(51)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	6,892	1,739
Sales, maturities and repayments of invested assets	15,067	18,836
Purchases of invested assets	(15,364)	(20,111)
Income taxes received (paid)	(248)	(85)
Mortgage securitization (Note 5)	—	87
Other operating activities(1)	(1,922)	(1,067)
Net cash provided by (used in) operating activities	(1,013)	(156)
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(6)	(37)
Investment in and transactions with joint ventures and associates	(3)	6
Dividends received from joint ventures and associates	16	20
Acquisitions, net of cash and cash equivalents (Note 3)(2)	(300)	—
Other investing activities	(520)	(86)
Net cash provided by (used in) investing activities	(813)	(97)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	11	(56)
Increase in (repayment of) borrowing from credit facility(1)	155	239
Redemption of senior debentures and subordinated debt (Note 11)	(350)	—
Issuance of common shares on exercise of stock options	10	7
Transactions with non-controlling interests	33	—
Common shares purchased for cancellation (Note 11)	—	(200)
Dividends paid on common and preferred shares	(339)	(341)
Payment of lease liabilities	(34)	(37)
Interest expense paid	(41)	(61)
Net cash provided by (used in) financing activities	(555)	(449)
Changes due to fluctuations in exchange rates	(63)	357
Increase (decrease) in cash and cash equivalents	(2,444)	(345)
Net cash and cash equivalents, beginning of period	10,648	6,685
Net cash and cash equivalents, end of period	8,204	6,340
Short-term securities, end of period	2,614	3,106
Net cash, cash equivalents and short-term securities, end of period (Note 5)	$10,818	$9,446
(1)     Reflects a change in presentation for our credit facility effective January 1, 2020. We have updated our prior period to reflect this change in presentation.
(2)     Consists of total cash consideration paid of $324, less cash and cash equivalents acquired of $24.

The attached notes form part of these Interim Consolidated Financial Statements.
36 Sun Life Financial Inc. First Quarter 2021 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies
Description of Business
Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2020 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2020 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International
Financial Reporting Standards as issued by the IASB (“IFRS”).
COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes.

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner. For our insurance contract liabilities, no material COVID-19 specific provisions or adjustments to our long-term assumptions have been made, and we continue to monitor our experience and exposure to the COVID-19 pandemic. For additional information, please refer to Note 1 of our 2020 Annual Consolidated Financial Statements.

2. Changes in Accounting Policies
2.A New and Amended International Financial Reporting Standards Adopted in 2021
We adopted the following amendments on January 1, 2021:

In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9 Financial Instruments (“IFRS 9”), IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), IFRS 4 Insurance Contracts (“IFRS 4”) and IFRS 16 Leases (“IFRS 16”). The amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

The United Kingdom (“UK”) Financial Conduct Authority (“FCA”) announced on March 5, 2021 that panel bank submissions for UK London Interbank Offered Rate (“LIBOR”) will cease after December 31, 2021 and for key United States (“U.S.”) LIBOR tenors, after June 30, 2023. A broader market-wide initiative is underway to transition from the various Interbank Offer Rate (“IBOR”) -based rates in use to alternative reference rates (“ARRs”). This move away from IBOR-based rates is happening across various jurisdictions including the U.S., the UK, Japan, Switzerland, and the Eurozone.

We have created an IBOR Transition Program (“the Program”) to manage the transition to ARRs. The Program is cross-functional in nature and comprises key stakeholders across our organization and operates with executive oversight. The Program is on track in executing its transition plan, and is mindful of incorporating market developments as they arise. We also actively participate in industry associations and incorporate best practice guidance from these industry associations, as well as regulatory bodies into the transition plan, such as reviewing all existing and new U.S. LIBOR contracts for appropriate fallback language in contracts.

Areas of risk relating to the replacement of IBOR include the negotiations with borrowers, updating systems and processes which capture IBOR referenced contracts, amendments to those contracts, or existing fallback/transition clauses not operating as anticipated. Other transition risks that may arise because of the new ARRs are predominantly limited to interest rate risk and the risk of losing value or return on existing instruments. In 2020, all our entities exposed to U.S. LIBOR adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol facilitating the transition of legacy derivative contracts.

Our exposure to interest rate benchmarks subject to IBOR reforms is predominately related to U.S. LIBOR. As at March 31, 2021, financial assets of $3,571, financial liabilities of $70, and derivative notional of $8,299 have not yet transitioned to an ARR and excludes financial instruments maturing by June 30, 2023.
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 37

2.B New and Amended International Financial Reporting Standards to be Adopted in 2021 or Later
We are currently assessing the impact that these amendments will have on our Consolidated Financial Statements:

In March 2021, the IASB issued the COVID-19-Related Rent Concessions beyond 30 June 2021 amendment to IFRS 16. The amendment extends the application period of the practical expedient in IFRS 16 to help lessees account for COVID-19-related rent concessions by one year. The original amendment was issued in May 2020 to make it easier for lessees to account for COVID-19-related rent concessions, such as rent holidays and temporary rent reductions, while continuing to provide useful information about their leases to investors. The amendment is effective for annual reporting periods beginning on or after April 1, 2021.

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) and IFRS Practice Statement 2 Making Materiality Judgments (“IFRS Practice Statement 2”). The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendment to IAS 1 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In February 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment to IAS 8 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In May 2017, the IASB issued IFRS 17 Insurance Contracts ("IFRS 17"), which replaces IFRS 4. In June 2020, the IASB issued amendments to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. The deferral option of IFRS 9 for insurers was also extended to that same date. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing IFRS 17, which will have a significant impact on our Consolidated Financial Statements.

3. Acquisitions
Crescent Capital Group LP
On January 5, 2021, we purchased 51% of Crescent Capital Group LP ("Crescent"), a U.S. based global alternative credit investment manager, as well as the ability to acquire the remaining interest in the future. Crescent will form part of our Asset Management business segment. Consideration included $308 in cash and $6 of contingent consideration to the former owners of Crescent. The acquisition will extend SLC Management's solutions in alternative credit.

The fair values of the identifiable assets and liabilities acquired were:

As at January 5, 2021
Intangible assets	$302
Net liabilities	(118)
Deferred tax liabilities	—
Total identifiable net assets at fair value	184
Non-controlling interest(1)	(302)
Goodwill arising on acquisition	432
Total consideration	$314

(1)     We have elected to measure non-controlling interest ("NCI") at fair value for this acquisition. The fair value was determined by calculating the proportionate share of the present value of future cash flows relating to NCI. Significant assumptions inherent in the valuation of NCI include the estimated after-tax cash flows expected to be received and an assessment of the appropriate discount rate.

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.

Crescent minority shareholders also have the option to require us to purchase their shares (“put option”) in 2026. We have a call option to acquire the remaining outstanding shares held by these minority shareholders commencing in 2026. The fair value of the put option liability was recognized in Other financial liabilities and any excess over the carrying amounts arising from transactions relating to non-controlling shareholders was recorded as a reduction to Retained earnings. Any changes to the carrying value of the financial liability after the acquisition date will be recognized in the Consolidated Statements of Operations. The agreement also includes a contingent payment based on the achievement of certain milestones.

38 Sun Life Financial Inc. First Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

At the date of acquisition, the impact to our assets, liabilities and equity is as follows:

As at January 5, 2021	Share purchase	Put option adjustments	Total
Cash consideration	$(308)	$—	$(308)
Intangible assets	302	—	302
Goodwill(1)	432	—	432
Total assets	$426	$—	$426
Net liabilities	$(118)	$—	$(118)
Other financial liabilities – Contingent consideration	(6)	—	(6)
Other financial liabilities – Put option	—	(441)	(441)
Total liabilities	$(124)	$(441)	$(565)
Non-controlling interest	$(302)	$302	$—
Retained earnings	—	139	139
Total equity	$(302)	$441	$139
(1)     Goodwill of $432 reflects non-contractual customer relationships and is tax deductible.
Acquisitions in Asia
On November 18, 2020, we entered into a 15-year exclusive bancassurance partnership with Asia Commercial Joint Stock Bank ("ACB") effective January 1, 2021. The partnership significantly expands our distribution capabilities in Asia. An initial payment of $471 was made in January 2021, based on the contractual terms of the agreement. The initial payment was capitalized as an intangible asset and will be amortized over the life of the contract based on a units-of-production method.

On February 1, 2021, the second stage of our acquisition of the pension business of FWD Life Insurance Company (Bermuda) Limited ("FWD") was completed for net proceeds of $17. Included in the acquisition were $480 in Invested assets and $480 of Investment contract liabilities.

4. Segmented Information

We have five reportable business segments: Canada, U.S., Asset Management, Asia and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our UK business unit and our Corporate Support operations, which include run-off reinsurance operations, as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 39

Results by segment for the three months ended March 31, are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2021
Gross premiums:
Annuities	$562	$—	$—	$13	$4	$—	$579
Life insurance	1,333	371	—	783	20	—	2,507
Health insurance	1,463	1,165	—	9	8	—	2,645
Total gross premiums	3,358	1,536	—	805	32	—	5,731
Less: Ceded premiums	377	179	—	45	4	—	605
Net investment income (loss)	(3,291)	(1,016)	(8)	(822)	(348)	(12)	(5,497)
Fee income	376	16	1,375	160	27	(69)	1,885
Total revenue	66	357	1,367	98	(293)	(81)	1,514
Less:
Total benefits and expenses	(602)	91	1,059	(119)	(170)	(81)	178
Income tax expense (benefit)	220	55	80	9	(39)	—	325
Total net income (loss)	$448	$211	$228	$208	$(84)	$—	$1,011
Less:
Net income (loss) attributable to participating policyholders	43	—	—	10	—	—	53
Net income (loss) attributable to non-controlling interests	—	—	(2)	—	—	—	(2)
Shareholders’ net income (loss)	$405	$211	$230	$198	$(84)	$—	$960
2020
Gross premiums:
Annuities	$427	$—	$—	$30	$3	$—	$460
Life insurance	1,276	398	—	901	22	—	2,597
Health insurance	1,518	1,147	—	13	4	—	2,682
Total gross premiums	3,221	1,545	—	944	29	—	5,739
Less: Ceded premiums	374	166	—	49	4	—	593
Net investment income (loss)	(743)	658	(14)	(154)	(51)	(11)	(315)
Fee income	341	20	1,185	136	28	(71)	1,639
Total revenue	2,445	2,057	1,171	877	2	(82)	6,470
Less:
Total benefits and expenses	2,300	1,845	846	815	81	(82)	5,805
Income tax expense (benefit)	177	48	80	7	(33)	—	279
Total net income (loss)	$(32)	$164	$245	$55	$(46)	$—	$386
Less:
Net income (loss) attributable to participating policyholders	10	—	—	(45)	—	—	(35)
Net income (loss) attributable to non-controlling interests	—	—	6	—	—	—	6
Shareholders’ net income (loss)	$(42)	$164	$239	$100	$(46)	$—	$415

40 Sun Life Financial Inc. First Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Total Invested Assets and Related Net Investment Income
5.A Asset Classification
The carrying values of our Debt securities, Equity securities and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
March 31, 2021
Debt securities	$71,171	$11,123	$—	$82,294
Equity securities	$6,874	$393	$—	$7,267
Other invested assets	$3,360	$739	$2,226	$6,325
December 31, 2020
Debt securities	$77,834	$11,255	$—	$89,089
Equity securities	$6,369	$262	$—	$6,631
Other invested assets	$3,339	$828	$1,611	$5,778

(1)     Other consists primarily of investments accounted for using the equity method of accounting, as well as loans measured at amortized cost.

Crescent, a subsidiary within our Asset Management business segment, issues and manages Collateralized Loan Obligations (“CLO”). Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle are included in Other invested assets and the associated liabilities are included in Other liabilities. See Note 8 for the associated liabilities for the CLO.

As at March 31, 2021, the carrying value of the assets supporting the CLOs are $632, which consists of cash of $103 and loans of $529. Loans are measured at amortized cost. These underlying loans are mainly below investment grade. Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $56 in the most subordinated tranche.

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities
Fair value and foreign currency changes on assets and liabilities presented in our Interim Consolidated Statements of Operations consist of the following:

	For the three months ended
	March 31, 2021	March 31, 2020
Fair value change:
Cash, cash equivalents and short-term securities	$(2)	$2
Debt securities	(6,082)	(1,145)
Equity securities	295	(784)
Derivative investments	(1,105)	(332)
Other invested assets	55	(63)
Total change in fair value through profit or loss assets and liabilities(1)	(6,839)	(2,322)
Fair value changes on investment properties	137	2
Foreign exchange gains (losses)(2)	(244)	511
Fair value and foreign currency changes on assets and liabilities	$(6,946)	$(1,809)

(1)     There are no fair value changes on other financial liabilities during the three months ended March 31, 2021 and March 31, 2020.
(2)     Primarily arises from the translation of foreign currency denominated available-for-sale assets, as well as mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.C Impairment of Available-for-Sale Assets
We recognized net impairment losses on available-for-sale assets of $nil for the three months ended March 31, 2021 ($3 for the three months ended March 31, 2020).
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 41

5.D Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2021	December 31, 2020	March 31, 2020
Cash	$1,814	$2,498	$2,134
Cash equivalents	6,569	8,156	4,308
Short-term securities	2,614	2,873	3,106
Cash, cash equivalents and short-term securities	10,997	13,527	9,548
Less: Bank overdraft, recorded in Other liabilities	179	6	102
Net cash, cash equivalents and short-term securities	$10,818	$13,521	$9,446
5.E Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2020 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at March 31, 2021 are $1,728 and $1,771, respectively ($1,781 and $1,873, respectively, as at December 31, 2020). The carrying value and fair value of the associated liabilities as at March 31, 2021 are $1,912 and $1,965, respectively ($1,912 and $2,032, respectively, as at December 31, 2020). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at March 31, 2021 and December 31, 2020 are $196 and $145, respectively. There is $18 and $nil of cash and cash equivalents in the PRA as at March 31, 2021 and December 31, 2020, respectively.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities as described in Note 5 of our 2020 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2021 and December 31, 2020.
5.F Fair Value Measurement
The fair value methodologies and assumptions for assets and liabilities carried at fair value, as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2020 Annual Consolidated Financial Statements.
5.F.i Fair Value Hierarchy
Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$9,834	$1,163	$—	$10,997	$12,428	$1,099	$—	$13,527
Debt securities – fair value through profit or loss	1,320	69,616	235	71,171	1,537	76,072	225	77,834
Debt securities – available-for-sale	859	10,200	64	11,123	796	10,392	67	11,255
Equity securities – fair value through profit or loss	3,950	2,781	143	6,874	3,777	2,411	181	6,369
Equity securities – available-for-sale	256	103	34	393	144	71	47	262
Derivative assets	22	1,388	—	1,410	36	2,124	—	2,160
Other invested assets	877	382	2,840	4,099	1,094	428	2,645	4,167
Investment properties	—	—	7,635	7,635	—	—	7,516	7,516
Total invested assets	$17,118	$85,633	$10,951	$113,702	$19,812	$92,597	$10,681	$123,090
Investments for account of segregated fund holders	27,099	99,703	539	127,341	26,832	98,539	550	125,921
Total assets measured at fair value	$44,217	$185,336	$11,490	$241,043	$46,644	$191,136	$11,231	$249,011
Liabilities
Investment contract liabilities	$—	$—	$9	$9	$—	$—	$2	$2
Derivative liabilities	22	1,886	—	1,908	13	1,731	—	1,744
Total liabilities measured at fair value	$22	$1,886	$9	$1,917	$13	$1,731	$2	$1,746

42 Sun Life Financial Inc. First Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$3,908	$14	$3,922	$—	$4,546	$14	$4,560
Canadian provincial and municipal government	—	14,788	—	14,788	—	16,909	—	16,909
U.S. government and agency	1,320	130	—	1,450	1,537	141	—	1,678
Other foreign government	—	4,753	7	4,760	—	5,274	7	5,281
Corporate	—	39,689	152	39,841	—	42,507	157	42,664
Asset-backed securities:
Commercial mortgage-backed securities	—	2,046	5	2,051	—	2,199	6	2,205
Residential mortgage-backed securities	—	2,350	—	2,350	—	2,459	—	2,459
Collateralized debt obligations	—	362	—	362	—	389	—	389
Other	—	1,590	57	1,647	—	1,648	41	1,689
Total debt securities – fair value through profit or loss	$1,320	$69,616	$235	$71,171	$1,537	$76,072	$225	$77,834

Debt securities – available-for-sale consist of the following:

As at	March 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$1,765	$—	$1,765	$—	$1,929	$—	$1,929
Canadian provincial and municipal government	—	1,199	—	1,199	—	1,333	—	1,333
U.S. government and agency	859	1	—	860	796	1	—	797
Other foreign government	—	805	1	806	—	822	1	823
Corporate	—	4,337	51	4,388	—	4,258	52	4,310
Asset-backed securities:
Commercial mortgage-backed securities	—	762	2	764	—	750	2	752
Residential mortgage-backed securities	—	425	—	425	—	292	—	292
Collateralized debt obligations	—	497	—	497	—	531	—	531
Other	—	409	10	419	—	476	12	488
Total debt securities – available-for-sale	$859	$10,200	$64	$11,123	$796	$10,392	$67	$11,255

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2021 and March 31, 2020.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 43

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available-for-sale	Equity securities – fair value through profit or loss	Equity securities – available-for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
March 31, 2021
Beginning balance	$225	$67	$181	$47	$2,645	$7,516	$10,681	$550	$11,231
Included in net income(1)(2)(3)	(5)	—	(11)	—	44	129	157	(5)	152
Included in OCI(2)	—	—	—	—	(7)	—	(7)	—	(7)
Purchases	28	—	2	—	218	71	319	1	320
Sales / Payments	—	—	(23)	(13)	(50)	(62)	(148)	(1)	(149)
Settlements	(11)	(2)	(5)	—	—	—	(18)	—	(18)
Foreign currency translation(4)	(2)	(1)	(1)	—	(10)	(19)	(33)	(6)	(39)
Ending balance	$235	$64	$143	$34	$2,840	$7,635	$10,951	$539	$11,490
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(5)	$—	$(11)	$—	$44	$130	$158	$—	$158
March 31, 2020(5)
Beginning balance	$248	$50	$188	$35	$2,445	$7,306	$10,272	$549	$10,821
Included in net income(1)(2)(3)	(5)	—	3	—	96	(29)	65	(36)	29
Included in OCI(2)	—	—	—	1	10	—	11	—	11
Purchases	—	—	5	—	196	66	267	15	282
Sales / Payments	(9)	—	—	—	(55)	(96)	(160)	(9)	(169)
Settlements	(1)	—	—	—	—	—	(1)	—	(1)
Transfers (out) of Level 3(6)	(37)	—	—	—	—	—	(37)	—	(37)
Foreign currency translation(4)	9	3	7	2	61	112	194	16	210
Ending balance	$205	$53	$203	$38	$2,753	$7,359	$10,611	$535	$11,146
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(4)	$—	$3	$—	$96	$(24)	$71	$(23)	$48

(1)    Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)    Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income are comprised of fair value changes on investment properties of $137 for the three months ended March 31, 2021 ($2 for the three months ended March 31, 2020), net of amortization of leasing commissions and tenant inducements of $8 for the three months ended March 31, 2021 ($31 for the three months ended March 31, 2020). For the key unobservable inputs used in the valuation of investment properties, please refer to Note 5.A.iii Fair Value Hierarchy in our 2020 Annual Consolidated Financial Statements.
(4)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)    Other financial liabilities are carried at amortized cost. Effective December 31, 2020, we have updated our disclosures to reflect this classification and have excluded these items from Note 5.A.iii Fair Value Hierarchy disclosures.
(6)    Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

44 Sun Life Financial Inc. First Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Insurance Contract Liabilities and Investment Contract Liabilities
6.A Insurance Contract Liabilities
6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets
Changes in Insurance contract liabilities and Reinsurance assets are as follows:

				For the three months ended
March 31, 2021				March 31, 2020
Insurance contract liabilities		Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$137,733	$3,126	$134,607	$123,894	$3,395	$120,499
Change in balances on in-force policies	(7,439)	(73)	(7,366)	(968)	22	(990)
Balances arising from new policies	583	17	566	667	28	639
Method and assumption changes	8	—	8	70	1	69
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(6,848)	(56)	(6,792)	(231)	51	(282)
Foreign exchange rate movements	(734)	(42)	(692)	4,006	264	3,742
Balances before Other policy liabilities and assets	130,151	3,028	127,123	127,669	3,710	123,959
Other policy liabilities and assets	7,994	796	7,198	7,583	647	6,936
Total Insurance contract liabilities and Reinsurance assets, end of period	$138,145	$3,824	$134,321	$135,252	$4,357	$130,895

6.B Investment Contract Liabilities
6.B.i Changes in Investment Contract Liabilities
Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

			For the three months ended
	March 31, 2021		March 31, 2020
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$2	$2,690	$2	$2,612
Deposits	—	94	—	79
Interest	—	15	—	16
Withdrawals	—	(136)	—	(126)
Fees	—	(2)	—	(1)
Change in fair value	7	—	—	—
Other	—	3	—	4
Foreign exchange rate movements	—	—	—	1
Balances, end of period	$9	$2,664	$2	$2,585

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended
	March 31, 2021	March 31, 2020
Balances, beginning of period	$497	$502
Change in liabilities on in-force policies	(50)	(9)
Increase (decrease) in liabilities	(50)	(9)
Acquisitions (Note 3)	471	—
Foreign exchange rate movements	(7)	40
Balances, end of period	$911	$533

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 45

6.C Gross Claims and Benefits Paid
Gross claims and benefits paid consist of the following:

	For the three months ended
	March 31, 2021	March 31, 2020
Maturities and surrenders	$761	$710
Annuity payments	490	485
Death and disability benefits	1,382	1,059
Health benefits	1,796	1,821
Policyholder dividends and interest on claims and deposits	351	343
Total gross claims and benefits paid	$4,780	$4,418

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended
	March 31, 2021	March 31, 2020
Recovered claims and benefits	$638	$485
Commissions	14	17
Reserve adjustments	10	10
Operating expenses and other	20	19
Total reinsurance (expenses) recoveries	$682	$531

8. Other Liabilities

Included in Other liabilities are the liabilities associated with the special purpose vehicles that invest in Collateralized Loan Obligations (“CLO”), as described in Note 5. As at March 31, 2021, we have recognized $576 in Other Liabilities in our Consolidated Statement of Financial Position.

9. Fee Income

Fee income consists of the following:

	For the three months ended
	March 31, 2021	March 31, 2020
Fee income from insurance contracts	$278	$259
Fee income from service contracts:
Distribution fees	226	212
Fund management and other asset-based fees	1,170	977
Administrative service and other fees	211	191
Total fee income	$1,885	$1,639

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada segment. The fee income by business segment is presented in Note 4.

46 Sun Life Financial Inc. First Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended
	March 31, 2021		March 31, 2020
		%		%
Total net income (loss)	$1,011		$386
Add: Income tax expense (benefit)	325		279
Total net income (loss) before income taxes	$1,336		$665
Taxes at the combined Canadian federal and provincial statutory income tax rate	$351	26.3	$176	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(72)	(5.4)	(40)	(6.0)
Tax exempt investment (income) loss	36	2.7	139	20.9
Adjustments in respect of prior periods, including resolution of tax disputes	4	0.3	—	—
Tax (benefit) cost of unrecognized tax losses and tax credits	—	—	5	0.8
Tax rate and other legislative changes	—	—	(5)	(0.8)
Other	6	0.4	4	0.6
Total income tax expense (benefit) and effective income tax rate	$325	24.3	$279	42.0

Due to an enacted corporate tax rate change in the province of Alberta, our statutory tax rate decreased from 26.5% to 26.25% (rounded to 26.3% in the table above).

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.25% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit reported for the three months ended March 31, 2021 included higher income in jurisdictions with low statutory income tax rates compared to the three months ended March 31, 2020.

Tax exempt investment (income) loss includes tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate. Examples include, but are not limited to, dividend income, capital gains arising in Canada and changes in market values including those resulting from fluctuations in foreign exchange rates.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2021 related mainly to a prior year adjustment in Canada.

Tax (benefit) cost of unrecognized tax losses and tax credits for the three months ended March 31, 2020 reflected unrecognized losses in Asia.

Tax rate and other legislative changes for the three months ended March 31, 2020 included a remeasurement of our deferred tax balances in the UK due to the reversal of an enacted future corporate tax rate reduction.

Other for the three months ended March 31, 2021 and March 31, 2020 primarily reflected withholding taxes on distributions from our foreign subsidiaries and the benefit relating to investments in joint ventures in Asia.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 47

11. Capital Management
11.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2020 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test ("LICAT") guideline. As at March 31, 2021, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions ("OSFI"). Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2021, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2021. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2021.

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, participating policyholders’ equity, non-controlling interests’ equity and certain other capital securities that qualify as regulatory capital.
11.B Significant Capital Transactions
11.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

	For the three months ended
	March 31, 2021		March 31, 2020
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	585.1	$8,262	587.8	$8,289
Stock options exercised	0.3	12	0.2	9
Common shares purchased for cancellation	—	—	(3.5)	(50)
Balance, end of period	585.4	$8,274	584.5	$8,248

On August 14, 2019, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 15 million common shares of SLF Inc.("common shares") between August 14, 2019 and August 13, 2020 (the "2019 NCIB") and implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under such bid.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

On August 13, 2020, the 2019 NCIB expired and was not renewed. Under this program, SLF Inc. purchased and cancelled approximately 3.5 million common shares at an average price per share of $56.86 for a total amount of $200. The total amount paid to purchase the shares is allocated to Common shares based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.
11.B.ii Other Capital Transactions
On February 19, 2021, SLF Inc. redeemed all of its outstanding $350 principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures.

48 Sun Life Financial Inc. First Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. Segregated Funds
12.A Investments for Account of Segregated Fund Holders
The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2021	December 31, 2020
Segregated and mutual fund units	$113,569	$111,789
Equity securities	9,734	9,733
Debt securities	3,532	3,874
Cash, cash equivalents and short-term securities	610	693
Investment properties	386	387
Mortgages	18	19
Other assets	91	140
Total assets	$127,940	$126,635
Less: Liabilities arising from investing activities	599	714
Total investments for account of segregated fund holders	$127,341	$125,921

12.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders
Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:(1)

	For the three months ended
	March 31, 2021	March 31, 2020
Balances, beginning of period	$125,921	$116,973
Additions to segregated funds:
Deposits	3,548	3,277
Net transfer (to) from general funds	(21)	(386)
Net realized and unrealized gains (losses)	2,089	(14,448)
Other investment income	306	367
Total additions	$5,922	$(11,190)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	3,855	3,196
Management fees	302	280
Taxes and other expenses	107	60
Foreign exchange rate movements	238	(577)
Total deductions	$4,502	$2,959
Net additions (deductions)	1,420	(14,149)
Balances, end of period	$127,341	$102,824

(1)      Effective December 31, 2020, we combined our Insurance contracts for account of segregated fund holders and Investment contracts for account of segregated fund holders. We have updated the prior period to reflect this change in presentation.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 49

13. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2021
Revenue	$65	$(467)	$1,348	$568	$1,514
Shareholders’ net income (loss)	$960	$607	$332	$(939)	$960
March 31, 2020
Revenue	$42	$4,652	$2,052	$(276)	$6,470
Shareholders’ net income (loss)	$415	$107	$299	$(406)	$415

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2021
Invested assets	$25,483	$164,325	$9,082	$(29,710)	$169,180
Total other general fund assets	$7,787	$24,038	$21,068	$(32,001)	$20,892
Investments for account of segregated fund holders	$—	$127,278	$63	$—	$127,341
Insurance contract liabilities	$—	$138,366	$9,438	$(9,659)	$138,145
Investment contract liabilities	$—	$3,584	$—	$—	$3,584
Total other general fund liabilities	$8,997	$24,693	$14,417	$(25,511)	$22,596
December 31, 2020
Invested assets	$26,019	$172,439	$9,974	$(30,520)	$177,912
Total other general fund assets	$7,800	$24,327	$20,691	$(33,640)	$19,178
Investments for account of segregated fund holders	$—	$125,859	$62	$—	$125,921
Insurance contract liabilities	$—	$145,949	$10,637	$(10,813)	$145,773
Investment contract liabilities	$—	$3,189	$—	$—	$3,189
Total other general fund liabilities	$9,350	$25,920	$13,741	$(26,745)	$22,266

50 Sun Life Financial Inc. First Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31, 2021	March 31, 2020
Common shareholders’ net income (loss) for basic earnings per share	$937	$391
Add: Increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$940	$394
Weighted average number of common shares outstanding for basic earnings per share (in millions)	585	587
Add: Dilutive impact of stock options(2) (in millions)	1	1
Dilutive impact of convertible instruments(1) (in millions)	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	590	592
Basic earnings (loss) per share	$1.60	$0.67
Diluted earnings (loss) per share	$1.59	$0.67

(1)    The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)    For the three months ended March 31, 2021, the dilutive impact of stock options excludes the impact of 1 million stock options, as the exercise price was greater than the average market price of our common shares (1 million for the three months ended March 31, 2020).

15. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

				For the three months ended
March 31, 2021				March 31, 2020
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,155	$(223)	$932	$1,359	$1,044	$2,403
Unrealized gains (losses) on available-for-sale assets	632	(372)	260	313	(296)	17
Unrealized gains (losses) on cash flow hedges	(13)	5	(8)	(7)	(21)	(28)
Share of other comprehensive income (loss) in joint ventures and associates	(42)	(44)	(86)	(33)	64	31
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(283)	(54)	(337)	(305)	119	(186)
Revaluation surplus on transfers to investment properties	145	—	145	145	—	145
Total	$1,594	$(688)	$906	$1,472	$910	$2,382
Total attributable to:
Participating policyholders	$5	$(3)	$2	$11	$8	$19
Shareholders	1,589	(685)	904	1,461	902	2,363
Total	$1,594	$(688)	$906	$1,472	$910	$2,382

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2021 51

16. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company ("MLIC"). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice will be made to class members during the first half of 2021. Sun Life Assurance has brought a motion scheduled for mid-February 2022 for summary judgment seeking to dismiss all of the claims. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

17. Subsequent Event

On April 23, 2021, we entered into an agreement to acquire Pinnacle Care International, Inc. ("PinnacleCare"), a leading U.S. health care navigation and medical intelligence provider. PinnacleCare will become part of our U.S. Group Benefits business, which provides a variety of employee benefits products including medical stop-loss insurance within our U.S. segment. We will acquire PinnacleCare for a purchase price of approximately $108. The transaction is expected to close in mid-2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approval.
52 Sun Life Financial Inc. First Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Corporate and Shareholder Information

For information about Sun Life, corporate	United States	Direct deposit of dividends
news and financial results, please visit	American Stock Transfer & Trust	Common shareholders residing in Canada
sunlife.com.	Company, LLC	or the U.S. may have their dividend
6201 15th Ave.	payments deposited directly into their
Corporate office	Brooklyn, NY 11219	bank account.
Sun Life Financial Inc.	Tel: 1-877-224-1760
1 York Street	Email: sunlifeinquiries@astfinancial.com	The Request for Electronic Payment of
Toronto, Ontario	Dividends Form is available for
Canada M5J 0B6	United Kingdom	downloading from the AST Trust
Tel: 416-979-9966	Link Group	Company (Canada) website,
Website: www.sunlife.com	10th Floor, Central Square	www.astfinancial.com/ca-en, or you can
29 Wellington Street	contact AST Trust Company (Canada) to
Investor Relations	Leeds LS1 4DL	have a form sent to you.
For financial analysts, portfolio managers	Tel: +44 (0) 345-602-1587
and institutional investors requiring	Email:	Canadian dividend reinvestment
information, please contact:	shareholderenquiries@linkgroup.co.uk	and share purchase plan
Investor Relations	Canadian-resident common shareholders
Fax: 416-979-4080	Philippines	can enroll in the Dividend Reinvestment
Email: investor.relations@sunlife.com	Rizal Commercial Banking Corporation	and Share Purchase Plan. For details visit
Please note that financial information can	(RCBC)	our website at sunlife.com or contact the
also be obtained from www.sunlife.com.	RCBC Stock Transfer Processing Section	Plan Agent, AST Trust Company (Canada)
Ground Floor, West Wing,	at sunlifeinquiries@astfinancial.com
Transfer agent	GPL (Grepalife) Building,
For information about your shareholdings,	221 Senator Gil Puyat Avenue	Stock exchange listings
dividends, change in share registration or	Makati City, 1200,	Sun Life Financial Inc. common shares are
address, estate transfers, lost certificates,	Philippines	listed on the Toronto (TSX), New York
or to advise of duplicate mailings, please	From Metro Manila: 632-5318-8567	(NYSE) and Philippine (PSE) stock
contact the Transfer Agent in the country	From the Provinces: 1-800-1-888-2422	exchanges. Ticker Symbol: SLF
where you reside. If you do not live in any	Email: rcbcstocktransfer@rcbc.com
of the countries listed, please contact the	Sun Life Financial Inc. Class A Preferred
Canadian Transfer Agent.	Hong Kong, SAR	Shares are listed on the Toronto Stock
Computershare Hong Kong Investor	Exchange (TSX).
Canada	Services Limited
AST Trust Company (Canada)	17M Floor, Hopewell Centre	Ticker Symbols:	Series 1 - SLF.PR.A
P.O. Box 700	183 Queen’s Road East	Series 2 – SLF.PR.B
Station B	Wanchai, Hong Kong	Series 3 – SLF.PR.C
Montreal, Quebec	Tel: 852-2862-8555	Series 4 – SLF.PR.D
Canada H3B 3K3	Email: hkinfo@computershare.com.hk	Series 5 – SLF.PR.E
Within North America:	Series 8R – SLF.PR.G
Tel: 1-877-224-1760	Shareholder services	Series 9QR – SLF.PR.J
Outside of North America:	For shareholder account inquiries, please	Series 10R – SLF.PR.H
Tel: 416-682-3865	contact the Transfer Agent in the country	Series 11QR – SLF.PR.K
Fax: 1-888-249-6189	where you reside, or Shareholder Services:	Series 12R – SLF.PR.I
Email: sunlifeinquiries@astfinancial.com	Fax: 416-598-3121
Website: www.astfinancial.com/ca-en	English Email:
Shareholders can view their account	shareholderservices@sunlife.com
details using AST Trust Company	French Email:
(Canada)’s Internet service, Investor	servicesauxactionnaires@sunlife.com
Central.
Register at https://www.astfinancial.com/	2021 dividend dates
ca-en/login	Common Shares

Record dates	Payment dates
March 1, 2021	March 31, 2021
May 26, 2021	June 30, 2021
August 25, 2021*	September 30, 2021	*
November 24, 2021*	December 31, 2021	*
* Subject to approval by the Board of Directors

CORPORATE AND SHAREHOLDER INFORMATION Sun Life Financial Inc. First Quarter 2021 53

Life's brighter under the sun

2021

SUN LIFE FINANCIAL INC.

1 York Street
Toronto, Ontario
Canada M5J 0B6

**sunlife.com**